Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Ribapharm Inc.

at

$5.60 Net Per Share

by

Rx Acquisition Corporation,

a wholly owned subsidiary of

ICN Pharmaceuticals, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JULY 8, 2003, UNLESS THE OFFER IS EXTENDED.

       THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE (THE “SHARES”), OF RIBAPHARM INC. (THE “COMPANY”) WHICH WILL CONSTITUTE AT LEAST A MAJORITY OF THE OUTSTANDING SHARES AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER, EXCLUDING, IN EACH CASE, THE SHARES BENEFICIALLY OWNED BY ICN PHARMACEUTICALS, INC. (“PARENT”) AND CERTAIN OTHER PERSONS, AS SET FORTH IN THE “INTRODUCTION” (THE “MINIMUM CONDITION”); AND (II) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN A SUFFICIENT NUMBER OF SHARES SUCH THAT UPON ACCEPTANCE FOR PAYMENT AND PAYMENT FOR THE TENDERED SHARES PURSUANT TO THE OFFER, PARENT WILL, DIRECTLY OR INDIRECTLY THROUGH RX ACQUISITION CORPORATION, OWN A NUMBER OF SHARES REPRESENTING AT LEAST 90% OF THE SHARES ON A FULLY DILUTED BASIS (AS DEFINED IN THE “INTRODUCTION”). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE. SEE “THE OFFER — SECTION 11. CONDITIONS TO THE OFFER” OF THIS OFFER TO PURCHASE.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IMPORTANT

A stockholder of the Company desiring to tender all or any portion of such stockholder’s Shares must either (i) complete and sign the enclosed Letter of Transmittal (as defined herein) or a facsimile thereof in accordance with the Instructions in the Letter of Transmittal, have such stockholder’s signature thereon guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile thereof) (or, in the case of a book-entry transfer, an Agent’s Message (as defined herein) in lieu of the Letter of Transmittal) and any other required documents to the Depositary (as defined herein) and either deliver the certificate(s) evidencing such Shares (the “Share Certificates”) to the Depositary or tender such Shares pursuant to the procedure for book-entry transfer discussed in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase or (ii) request such stockholder’s broker, dealer, commercial bank, trust company, or other nominee to effect the transaction for such stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee must contact such broker, dealer, commercial bank, trust company, or other nominee to tender such Shares.

A stockholder of the Company who desires to tender Shares and whose Share Certificates evidencing such Shares are not immediately available, who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedures for guaranteed delivery discussed in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

Questions and requests for assistance may be directed to the Dealer Manager (as defined herein) or the Information Agent (as defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery (as defined herein) and other tender offer materials may also be directed to the Information Agent. A stockholder may also contact such stockholder’s broker, dealer, commercial bank or trust company for assistance.

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

The Information Agent for the Offer is:

June 10, 2003

SUMMARY TERM SHEET

       This summary term sheet highlights important and material information contained in this offer to purchase but is intended to be an overview only. To fully understand the offer described in this document, and for a more complete description of the terms of the offer, you should read carefully this entire offer to purchase, the schedules to this offer to purchase, the documents incorporated by reference or otherwise referred to herein and the letter of transmittal provided with the offer to purchase. Section and heading references are included to direct you to a more complete description of the topics contained in this summary term sheet.

•	ICN, through Rx Acquisition, a wholly owned subsidiary of ICN incorporated in Delaware, is proposing to acquire all of the shares of common stock, par value $.01 per share, of Ribapharm not owned by ICN or its subsidiaries in a tender offer at a price of $5.60 per share upon the terms and subject to the conditions set forth in this offer to purchase and the related letter of transmittal, which together we refer to as the “offer.” See “The Offer — Section 1. Terms of the Offer.”

•	ICN currently owns approximately 80.1% of the outstanding shares of Ribapharm common stock.

•	The tender offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn at least a majority of the shares of Ribapharm common stock owned by persons other than ICN and certain other persons as set forth in the “Introduction,” which we refer to as the “minimum condition,” as of the date the shares are accepted for payment pursuant to the offer and (ii) there being validly tendered and not withdrawn a sufficient number of shares of Ribapharm common stock such that upon acceptance for payment and payment for the tendered shares pursuant to the offer, ICN will, directly or indirectly through Rx Acquisition, own a number of shares representing at least 90% of the shares of Ribapharm common stock on a fully diluted basis (as defined in the “Introduction”). The minimum condition is not waivable. See “The Offer — Section 11. Conditions to the Offer” for a description of certain other conditions to the offer. There is no financing condition to the offer.

•	If the offer is completed, ICN will cause Rx Acquisition and Ribapharm to merge pursuant to the “short-form” merger provisions of the Delaware General Corporation Law, or DGCL, unless it is not lawful to do so. Under Section 253 of the DGCL, such a “short-form” merger may be effected without the affirmative vote of, or prior notice to, Ribapharm’s board of directors or stockholders upon ownership of at least 90% of the shares of each class of Ribapharm’s stock. See “Special Factors — Section 6. The Merger; Plans for the Company After the Offer and the Merger; Certain Effects of the Offer.”

• After the merger:

–	ICN would own all equity interests in Ribapharm, and Ribapharm’s current stockholders would no longer have any interest in Ribapharm’s future earnings or growth;

–	Ribapharm would no longer be a public company, and its financial statements would no longer be publicly available; and

           – Ribapharm’s common stock would no longer trade on the New York Stock Exchange.

       See “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NYSE Quotation; Exchange Act Registration; Margin Regulations.”

•	The tender offer is commencing without obtaining the prior approval of Ribapharm’s board of directors; such approval is not required under applicable law for this tender offer transaction. See the “Introduction.” On June 2, 2003, Ribapharm issued a press release stating, among other things, that its board of directors had not made a decision concerning its response to the offer. Ribapharm’s board of directors is required to advise Ribapharm’s stockholders of its position on the offer within ten business days after the date of this offer to purchase. See the “Introduction.”

•	Stockholders who sell their shares of Ribapharm common stock in the offer will, if the offer is completed, receive cash for their shares sooner than stockholders who wait for the merger, but stockholders who tender will not be entitled to a judicial appraisal of the fair value of their shares of Ribapharm common stock under the DGCL. If the offer is completed, any stockholders who do not tender their shares of Ribapharm common stock may exercise such appraisal rights in accordance with Section 262 of the DGCL following notice of the merger. See “Special Factors — Section 8. Appraisal Rights; Rule 13e-3” and Schedule C to this offer to purchase for more information concerning appraisal rights.

QUESTIONS AND ANSWERS ABOUT THE OFFER

       ICN, through Rx Acquisition, is pursuing a tender offer to purchase all issued and outstanding shares of common stock of Ribapharm not owned by ICN and its subsidiaries for $5.60 per share in cash. The following are some of the questions you, as a stockholder of Ribapharm, may have and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in these questions and answers is intended to be an overview only. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

       Rx Acquisition is offering to purchase your securities. Rx Acquisition is a Delaware corporation, and a wholly owned subsidiary of ICN, a Delaware corporation, formed for the purpose of making a tender offer for all of the common stock of Ribapharm not owned by ICN or its subsidiaries. As of the date of this offer to purchase, ICN owns 120,100,000 shares of Ribapharm’s common stock, representing approximately 80.1% of the 150,000,000 shares of Ribapharm common stock that are issued and outstanding as of that date. See the “Introduction” and “The Offer — Section 1.     Terms of the Offer.”

What are the classes and amounts of securities sought in the offer?

       ICN, through Rx Acquisition, is seeking to purchase all issued and outstanding shares of common stock of Ribapharm, other than the shares owned by ICN or its subsidiaries. See the “Introduction” and “The Offer — Section 1.     Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

       We are offering to pay $5.60 per share, net to you, in cash. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you beneficially own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction.” Payments in connection with the offer or the merger may also be subject to “backup withholding” at a rate of 28%, if certain requirements are not met. See “The Offer — Section 5.     Certain Federal Income Tax Consequences.”

Do you have the financial resources to make payment? Is your financial condition relevant to my decision to tender in the offer?

       ICN, Rx Acquisition’s parent company, will provide sufficient funds to purchase all shares validly tendered and not withdrawn in the offer. ICN intends to use cash on hand to fund the offer price for tendered shares. We do not think our financial condition is relevant to your decision whether to tender in the offer, because the form of payment consists solely of cash and the necessary funding will come from ICN’s cash on hand. Additionally, the offer is not subject to any financing condition. See “The Offer — Section 9.     Source and Amount of Funds.”

How long do I have to decide whether to tender in the offer? Can the offer be extended?

       You will have until 12:00 midnight, New York City time, on Tuesday, July 8, 2003, to tender your shares in the offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in this Offer to Purchase. We can elect at any time to extend the offer. If we extend the offer, we shall inform American Stock Transfer & Trust Company (which is the depositary for the offer) of that fact and shall make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. We may also decide to establish a subsequent offering period of up to 20 business days in certain circumstances, although we are not obligated to do so. See “The Offer — Section 1. Terms of the Offer” and “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares.”

What are the most significant conditions to the offer?

•	We are not obligated to accept for payment or to purchase any shares that are validly tendered unless that number of shares validly tendered and not withdrawn as of the date the shares are accepted for payment pursuant to the offer represents at least a majority of the then outstanding shares, excluding shares owned by ICN and certain other persons as set forth in the “Introduction.” We call this condition the “minimum condition.” This condition is not waivable. See “The Offer — Section 11. Conditions to the Offer.”

•	We are also not obligated to accept for payment or to purchase any shares that are validly tendered unless there have been validly tendered and not withdrawn a sufficient number of shares of Ribapharm common stock such that upon acceptance for payment and payment for the tendered shares pursuant to the offer, ICN will, directly or indirectly through Rx Acquisition, own a number of shares representing at least 90% of the shares of Ribapharm common stock on a fully diluted basis (as defined in the “Introduction”). This condition is waivable. See “The Offer — Section 11. Conditions to the Offer.”

•	The offer is also subject to a number of other conditions described below in this offer to purchase. We do not believe that we need to obtain any material antitrust, bank, regulatory or other governmental approvals, consents or clearances in order to complete this offer. For a complete description of all conditions to which this offer is subject, see “The Offer — Section 11. Conditions to the Offer.”

How do I tender my shares?

       To tender your shares, you must deliver the certificate(s) representing your shares, together with a completed letter of transmittal and any other documents required by the letter of transmittal, to American Stock Transfer & Trust Company, the depositary for the offer, prior to the time the tender offer expires. If your shares are held in street name (that is, through a broker, dealer or other nominee), the shares can be tendered by your nominee through The Depository Trust Company as long as (i) an agent’s message or (ii) a letter of transmittal and the other documents required by the letter of transmittal are delivered to the depositary. If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within three New York Stock Exchange trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered shares? How do I withdraw previously tendered shares?

       You may withdraw shares at any time prior to the expiration of the offer and, if we have not accepted your shares for payment by Friday, August 8, 2003, you may withdraw them at any time after that date until we accept shares for payment. This right to withdraw, however, will not apply to any subsequent offering period if we elect to establish one. To withdraw shares, you must deliver an executed written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See “The Offer — Section 4. Withdrawal Rights.”

What does the Ribapharm board of directors recommend regarding the offer?

       We have not asked the board of directors of Ribapharm to approve the offer. Under applicable law, no approval by Ribapharm’s board is necessary for us to commence or complete this offer. If, following the offer, we hold 90% or more of Ribapharm’s outstanding common stock, ICN will cause the merger of Ribapharm and Rx Acquisition, unless it is not lawful to do so, without any action on the part of Ribapharm’s board. On June 2, 2003, Ribapharm issued a press release stating, among other things, that its board of directors had not made a decision concerning its response to the offer. The board of directors of Ribapharm is required by U.S. federal securities laws to file with the SEC and distribute to its stockholders, within 10 business days from the date of this offer, a statement as to its position, if any, on the offer.

Will the tender offer be followed by a merger if all Ribapharm shares are not tendered in the offer? If I decide not to tender, how will the offer affect my shares?

       If we accept for payment and pay for at least a majority of the outstanding shares of Ribapharm, excluding shares owned by ICN or certain persons as set forth in the “Introduction,” and hold at least 90% of the outstanding shares, we shall effect the merger between Rx Acquisition and Ribapharm, unless it is not lawful to do so. Upon the occurrence of such merger, stockholders not tendering in the offer would receive the same amount of cash per share that they would have received had they tendered their shares in the offer, unless they seek a judicial appraisal of their shares which may result in a greater, lesser or the same amount of cash being paid as would have been paid in the offer. Therefore, upon the occurrence of a merger, the only differences to you between tendering your shares and not tendering your shares are that you will be paid earlier if you tender your shares in the offer and you will not have the statutory appraisal rights described in the answer to the next question. If the merger does not take place, however, the number of stockholders and the number of shares of Ribapharm that are still in the hands of the public may be so small that Ribapharm common stock may not be eligible to trade on the New York Stock Exchange, and there may not be any public trading market for Ribapharm common stock. Also, as described above, Ribapharm may cease making filings with the SEC or otherwise may not be required to comply with the SEC rules relating to publicly held companies. See the “Introduction”, “Special Factors — Section 6. The Merger; Plans for the Company After the Offer and the Merger; Certain Effects of the Offer”, “Special Factors — Section 8. Appraisal Rights; Rule 13e-3” and “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NYSE Quotation; Exchange Act Registration; Margin Regulations.”

Will I have the right to have my shares of Ribapharm common stock appraised?

       If you tender your shares of Ribapharm common stock in the offer, you will not be entitled to exercise statutory appraisal rights under the Delaware General Corporation Law. If you do not tender your shares in the offer and if the subsequent merger of Rx Acquisition and Ribapharm occurs, in which shares held by non-tendering stockholders are converted into the right to receive cash, you will have a statutory right to demand payment of the judicially appraised fair value of your Ribapharm common stock plus a fair rate of interest, if any, from the date of the merger. This value may be more or less than or the same as the $5.60 per share cash consideration in the offer and the merger. See “Special Factors — Section 8. Appraisal Rights; Rule 13e-3.”

What is the market value of my shares as of a recent date?

       On May 30, 2003, the last trading day before we announced our intention to commence the offer, the closing price of Ribapharm common stock reported on the New York Stock Exchange was $5.08. On June 9, 2003, the last trading day before we commenced the tender offer, the closing price of Ribapharm common stock reported on the New York Stock Exchange was $6.28. We encourage you to obtain a recent quotation for shares of Ribapharm common stock in deciding whether to tender your shares. See “The Offer — Section 6. Price Range of the Shares; Dividends.”

Generally, what are the United States federal income tax consequences of tendering shares?

       The receipt of cash for shares pursuant to the offer or the merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a stockholder who sells shares pursuant to the offer, or who receives cash in exchange for shares pursuant to the merger, will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the shares sold pursuant to the offer or exchanged for cash pursuant to the merger. If the shares exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15%, if the shares were held for more than one year, and at ordinary income tax rates, if held for one year or less. See “The Offer — Section 5. Certain Federal Income Tax Consequences.”

To whom may I speak if I have questions about the tender offer?

       You may call Georgeson Shareholder Communications Inc. at (800) 965-5215 (toll free) or Goldman, Sachs & Co. at (800) 323-5678 (toll free). Georgeson Shareholder is acting as the information agent and Goldman, Sachs & Co. is acting as the dealer manager for our offer. See the back cover of this Offer to Purchase for additional contact information.

To the Holders of Common Stock of Ribapharm Inc.:

INTRODUCTION

       Rx Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of ICN Pharmaceuticals, Inc., a Delaware corporation (“Parent”), hereby offers to purchase all the issued and outstanding shares (the “Shares”) of common stock, par value $.01 per share (the “Common Stock”), of Ribapharm Inc., a Delaware corporation (the “Company”), other than Shares owned by Parent or its subsidiaries, at a price of $5.60 per Share (the “Offer Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).

       Stockholders of record who tender Shares directly to the Depositary (as defined herein) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a bank or broker should check with such institution as to whether the institution will charge any service fees. However, if you fail to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to a required backup federal income tax withholding of 28% of the gross proceeds payable in the Offer. Purchaser will pay all fees and expenses of Goldman, Sachs & Co., which is acting as the dealer manager for the Offer (in such capacity, the “Dealer Manager”), American Stock Transfer & Trust Company, which is acting as the depositary for the Offer (in such capacity, the “Depositary”), and Georgeson Shareholder Communications Inc., which is acting as information agent for the Offer (in such capacity, the “Information Agent”), incurred in connection with the Offer and in accordance with the terms of the agreements entered into by and between Purchaser, Parent or both and each such person. See “The Offer — Section 14. Fees and Expenses.”

       THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN A NUMBER OF SHARES WHICH WILL CONSTITUTE AT LEAST A MAJORITY OF THE OUTSTANDING SHARES AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER, EXCLUDING, IN EACH CASE, THE SHARES BENEFICIALLY OWNED BY PARENT AND CERTAIN OTHER PERSONS, AS SET FORTH BELOW IN THE “INTRODUCTION” (THE “MINIMUM CONDITION”); AND (II) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN A SUFFICIENT NUMBER OF SHARES SUCH THAT UPON ACCEPTANCE FOR PAYMENT AND PAYMENT FOR THE TENDERED SHARES PURSUANT TO THE OFFER, PARENT WILL, DIRECTLY OR INDIRECTLY THROUGH PURCHASER, OWN A NUMBER OF SHARES REPRESENTING AT LEAST 90% OF THE SHARES ON A FULLY DILUTED BASIS (AS DEFINED BELOW IN THE “INTRODUCTION”) (THE “90% CONDITION”). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN “THE OFFER — SECTION 11. CONDITIONS TO THE OFFER.”

       For purposes of the Offer, “on a fully diluted basis” means, as of any time, the number of Shares outstanding, together with the Shares which the Company may be required to issue pursuant to warrants, options or obligations outstanding at that date.

       The purpose of the Offer is to acquire for cash as many outstanding Shares not owned by Parent or its subsidiaries as possible as a first step in acquiring the entire equity interest in the Company. If the Offer is completed, Parent will cause the short-form merger of Purchaser and the Company (the “Merger”) in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), unless it is not lawful to do so. Such a short-form merger would be effected without a vote of the stockholders of the Company or the approval of the board of directors of the Company. In the Merger, each then issued and outstanding Share (other than Shares held by Purchaser or Parent and Shares held by stockholders who have properly exercised appraisal rights under the DGCL) will be converted into and represent the right to receive the Offer Price.

       If, after the Offer is completed but prior to consummation of the Merger, the aggregate ownership by Parent and Purchaser of the outstanding Shares should fall below 90% for any reason, or if the Offer is not completed for any reason (including a failure to satisfy the Minimum Condition), Purchaser may decide to acquire additional Shares on the open market or in privately negotiated transactions to the extent required for its ownership interest to equal or exceed 90% of the outstanding Common Stock of the Company. Any such purchases would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than or the same as the Offer Price. For a discussion of other actions that Parent and Purchaser may take if the Offer is not completed, see “Special Factors — Section 7. Conduct of the Company’s Business if the Offer Is Not Completed.”

       The Offer is conditioned upon, among other things, (i) the Minimum Condition being satisfied, meaning that the Company’s stockholders (other than (a) Parent, its subsidiaries, officers and directors and (b) the officers and directors of the Company) have validly tendered and not withdrawn a majority of the outstanding Shares owned by them as of the date the Shares are accepted for payment pursuant to the Offer and (ii) the 90% Condition being satisfied, meaning there being validly tendered and not withdrawn a sufficient number of Shares such that upon acceptance for payment and payment for the tendered Shares pursuant to the Offer, Parent and Purchaser will own a number of Shares representing at least 90% of the Shares on a fully diluted basis (as defined below in the “Introduction”). See “The Offer — Section 11. Conditions to the Offer.” For purposes of the Minimum Condition, the officers of Parent or the Company, as the case may be, are those management personnel qualifying as “executive officers” of Parent or the Company, as the case may be, within the meaning of Rule 3b-7 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Minimum Condition is not waivable.

       According to the Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2003 (the “Form 10-Q/A”) filed by the Company on May 22, 2003 with the Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act, as of May 12, 2003, there were 150,000,000 Shares issued and outstanding. Parent beneficially owns 120,100,000 Shares. Purchaser believes that no Shares are owned by officers and directors of Parent or Purchaser. Based on the Company’s SEC filings, Purchaser believes that 25,703 Shares are owned by officers and directors of the Company.

       Based on the foregoing, Purchaser believes that there are 29,874,297 Shares outstanding, excluding Shares owned by Parent, its subsidiaries or certain other persons set forth above in the “Introduction.” Therefore, Purchaser believes that the Minimum Condition would be satisfied if at least approximately 14,937,150 Shares are validly tendered prior to the Expiration Date (as defined herein). Purchaser has not verified this share capitalization information with the Company, and the actual number of Shares necessary to satisfy the Minimum Condition may vary.

       The board of directors of the Company has not been asked by Parent or Purchaser to approve the Offer or the Merger. Under applicable law, no approval by the Company’s board is necessary for Parent and Purchaser to commence or complete the Offer or, if they hold 90% or more of the outstanding Common Stock of the Company, to consummate the Merger. The board of directors of the Company is required to file with the SEC and provide to stockholders, within ten business days from the date of this document, a “Solicitation/ Recommendation Statement on Schedule 14D-9.” The Schedule 14D-9 will also contain other important information, and Parent and Purchaser recommend that holders of Common Stock of the Company review it carefully when it becomes available. On June 2, 2003, the Company issued a press release and filed it with the SEC under cover of Schedule 14D-9 to (i) announce that its board of directors had received the letter from Parent notifying the Company of its intention to commence the Offer; (ii) state that the Company’s board of directors would consider the Offer in the context of assessing the appropriate course of action in the best interests of its stockholders; (iii) inform its stockholders that, although the Company’s board of directors had begun the process of considering the Offer, it had not made a decision with respect to its response; and (iv) disclose that the Company’s board of directors had retained Morgan Stanley & Co. Incorporated as its financial advisor to assist it in considering the Offer.

       This Offer to Purchase and the documents incorporated by reference in this Offer to Purchase include certain forward-looking statements. These statements appear throughout this Offer to Purchase and include statements regarding the intent, belief or current expectations of Parent and Purchaser, including statements concerning Parent’s and Purchaser’s plans with respect to the Common Stock of the Company or its actions if it does not complete the Offer. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Factors that might affect such forward-looking statements include factors described in Parent’s SEC filings and, among other things:

•	whether the conditions to the Offer will be satisfied,

•	following the completion of the Offer and the consummation of the Merger, the ability to integrate successfully the Company into Parent’s operations,

•	general economic, capital market and business conditions,

•	competitive factors in the industries and markets in which each of the Company and Parent operates and general industry trends including generic competition for Parent’s and the Company’s products,

•	changes in government regulation,

•	changes in tax law requirements, including tax rate changes, new tax laws and revised tax law interpretations, and

•	success of Parent’s strategic repositioning initiatives and the ability of management to execute them.

       The information contained in this Offer to Purchase concerning the Company was supplied by the Company or obtained from publicly available sources. Neither Parent nor Purchaser takes any responsibility for the accuracy of such information.

       THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

SPECIAL FACTORS

1.     Background.

Formation and Public Offering of the Company

       In April 2000, the Company was incorporated in order to serve as a subsidiary of Parent to discover, develop, acquire and commercialize innovative products for the treatment of significant unmet medical needs, principally in the antiviral and anticancer areas. On June 15, 2000, Parent publicly announced a contemplated restructuring of its businesses, as part of which Parent would divide its businesses into three separate companies. As part of this restructuring, Parent intended to establish the Company as a separately traded public company. In August 2000, Parent contributed to the Company (i) Parent’s right, title and interest under the Schering-Plough Ltd. (together with its affiliates, “Schering”) license, including the right to receive the royalties from Schering in connection with the sale of oral forms of ribavirin after the time the Company became a separate publicly traded company; (ii) the chemical compounds contained in Parent’s chemical compound research library, along with all associated records, journals and data; (iii) the intellectual property rights, including patents, copyrights and trademarks, related to the Company’s business, including intellectual property rights held by Parent at the time of contribution in ribavirin and excluding existing approved indications for use other than as contemplated in the Schering ribavirin license, TiazoleTM, AdenazoleTM, LevovirinTM, ViramidineTM, and the chemical compounds in Parent’s nucleoside analog library; (iv) the equipment and furniture, excluding fixtures, contained in, and personnel employed in, the Company’s research and development department in the Company’s facility located at 3300 Hyland Avenue, Costa Mesa, California 92626; and (v) other assets used in the conduct of the Company’s business. Parent retained certain rights with respect to ribavirin. See “Special Factors — 11. Certain Transactions Between Parent and the Company.”

       In April 2002, Parent completed the underwritten initial public offering of Common Stock of the Company (the “Public Offering”), selling 29,900,000 Shares to the public, representing approximately 19.93% of the outstanding Shares, at a per share price to the public of $10.00. As Parent sold the Shares in the Public Offering, it received net cash proceeds of $276,611,000, and the Company received no proceeds. Prior to the Public Offering, the Company entered into a number of agreements with Parent for the purpose of defining the relationship between the entities after the Public Offering. Also, prior to the Public Offering, Parent appointed Johnson Y.N. Lau, M.D., Ph.D.; Hans Thierstein; Kim Campbell; Roger Guillemin, M.D., Ph.D.; Arnold H. Kroll; Roberts A. Smith, Ph.D.; and John Vierling, M.D. as directors of the Company. See “Special Factors — Section 11. Certain Transactions Between Parent and the Company.” At the time of the Public Offering, Parent stated that it intended, but was not obligated, to distribute its remaining interest in the Company to Parent’s stockholders in a tax-free spin-off subject to certain conditions.

       In May 2002, exploratory discussions were held with another biotechnology company regarding a possible combination of the Company with such third party. These discussions did not progress beyond preliminary stages.

Strategic Re-evaluation and Background of the Offer

       At Parent’s annual meetings of stockholders in each of 2001 and 2002, Parent’s stockholders elected to Parent’s board of directors (the “Parent Board”) three directors not nominated by the Parent Board, each of whom would serve a three-year term. As a result of these election contests and the reduction in size of the Parent Board to nine directors during this period, there was a significant change in the composition of the Parent Board. In June 2002, following these significant changes in the composition of the Parent Board, Parent’s founder and chief executive officer of forty years resigned as chief executive officer, and Robert W. O’Leary was appointed Chairman and Chief Executive Officer of Parent. At the same time, the newly reconstituted Parent Board publicly announced that it was re-evaluating the Company’s past restructuring plans and indicated that it would review Parent’s strategy with respect to market segmentation, line of business profitability and whether to pursue a potential spin-off of Parent’s interest in the Company, in light of changed circumstances and market conditions.

       In July 2002, Parent retained Goldman, Sachs & Co. as its financial advisor in connection with the strategic review. Parent also retained an internationally recognized management consulting firm to assist in the strategic review and develop recommendations for Parent’s business operations.

       Beginning in July 2002, Parent’s management began working with Goldman, Sachs & Co. and the consulting firm in reviewing Parent’s business and organizational structure, including exploration of various strategic alternatives. As one element of this review, Parent’s management and advisors began to reconsider the advantages and disadvantages of completing a spin-off of Parent’s interest in the Company. On August 1, September 10 and October 9, 2002, at meetings of the Parent Board, the status of Parent’s strategic review process was discussed. Among the topics discussed were the strategic and financial alternatives with respect to the Company, including, in addition to retaining the majority interest in the Company, (i) completion of a spin-off, (ii) sale of Parent’s interest in the Company to a third party and (iii) an acquisition by Parent of the Common Stock of the Company not already owned by Parent. At each of these meetings, Goldman, Sachs & Co. and the consulting firm updated the Parent Board as to the review being performed by it with management, and at the meetings held on September 10 and October 9, the consulting firm reported on its assessment of Parent’s strategic direction. Also present at the October 9th meeting were representatives of Parent’s outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”). No recommendation was made by management to the Parent Board at these meetings with respect to alternatives regarding the Company. The Parent Board authorized management to conduct further analysis of the various options to work towards developing recommendations for the Parent Board.

       On November 7, 2002, Parent issued a press release outlining its new strategic direction, an element of which was to explore options to derive value from Parent’s ownership interest in the Company. On the third quarter 2002 earnings call held on November 7, 2002, Parent’s management enumerated three of several possible options with respect to Parent’s interest in the Company, which were to (i) spin off Parent’s interest in the Company, (ii) maintain the status quo or (iii) acquire the publicly held shares of the Company, and stated that it expected to make a decision regarding its interest in the Company by the end of 2002.

       In early November, 2002, Mr. O’Leary and Gregory Keever, then the Executive Vice President, General Counsel and Secretary of Parent, were invited to attend a portion of a meeting of the board of directors of the Company to discuss, among other things, the status of certain business discussions with F. Hoffman-La Roche Ltd. (“Roche”). At that time, Mr. O’Leary requested that the board of directors of the Company consider candidates to fill the vacancy on the board of directors of the Company created by the resignation of Roger Guillemin.

       At a meeting of the Parent Board on November 26, 2002, the Company’s then Chairman and Chief Executive Officer, Dr. Johnson Y.N. Lau made a presentation regarding the views of the Company’s senior management and directors as to the benefits of completion of the spin-off of the Company with certain modifications. Dr. Lau proposed as a possibility the Company undertaking obligations with respect to a portion of the outstanding Notes (as defined herein), although no specific terms were provided. Also present were representatives of Goldman, Sachs & Co., who made a presentation to the Parent Board, and Skadden Arps. The Parent Board made no determination at this meeting as to which of the alternatives for Parent’s interest in the Company it was appropriate to pursue, but directed management to continue its review.

       On December 20, 2002, the Company delivered to Parent, and publicly disclosed, a letter demanding assurances from Parent that Parent intended to complete a spin-off of the Company. At the same time, the Company announced that it had previously amended its bylaws to require advance notice of stockholder action by written stockholder consent. A telephonic meeting of the

Parent Board was held on December 22, 2002 to discuss the recent actions taken by the Company. Also present were representatives of Goldman, Sachs & Co. and Skadden Arps. At this meeting, the Parent Board discussed concerns regarding the management of the Company and reports that senior management of the Company had recently received significant option grants and 2002 incentive compensation payments earlier than usual. At this meeting, the Parent Board discussed alternatives that might be available to Parent with respect to effecting significant change to the board of directors and senior management of the Company. The Parent Board determined to pursue the removal of all but one member of the Company’s board of directors. At that time, the Parent Board confirmed that it was making no decision regarding the possible spin-off of the Company and it deferred consideration of alternatives with respect to Parent’s interest in the Company in light of the uncertainties created by the Company’s actions.

       In the period prior to and following such meeting, members of senior management of Parent contacted members of the Company’s board of directors and senior management in order to understand better the actions that had been taken by the Company and the alternatives that might be available to Parent. Among these contacts, members of Parent’s senior management discussed with Roberts A. Smith, Ph.D., a director of the Company, his willingness to remain as a member of the Company’s board of directors. In this regard, Parent agreed to indemnify Dr. Smith to the extent claims related to the removal action were made against him and not otherwise covered by existing indemnification arrangements.

       On December 23, 2002, Parent acted by written consent, to be effective on January 27, 2003, or such earlier date as ordered by a court of competent jurisdiction, to remove Dr. Johnson Y.N. Lau, Kim Campbell, Arnold Kroll, Hans Thierstein and John Vierling (the “Former Directors”) as directors of the Company, and to amend the bylaw provision recently adopted by the Company’s board of directors which required advance notice of actions to be taken by written stockholder consent. Parent also commenced a lawsuit against the Former Directors in the Chancery Court of the State of Delaware. In connection with this litigation, Parent sought a temporary restraining order to prevent the Company and its board of directors from taking actions outside the ordinary course of business prior to the effectiveness of Parent’s action by written consent. A letter from Parent to the Company’s board of directors informing it of Parent’s actions was also delivered to the Company and was publicly disclosed. The court subsequently granted the temporary restraining order, and the Company and the Former Directors made counterclaims.

       In January 2003, the Parent Board held several telephonic special meetings and one previously scheduled meeting at which the Parent Board was updated by management and Parent’s advisors as to developments with respect to the removal actions and the related litigation. In addition, members of Parent’s senior management discussed these actions with members of senior management and the board of directors of the Company. Included in these discussions were conversations with Dr. Smith regarding potential candidates to replace the Former Directors on the Company’s board of directors.

       On January 22, 2003, the Former Directors resigned as directors of the Company, and Dr. Johnson Y.N. Lau (Chairman of the Board, President and Chief Executive Officer), Thomas Stankovich (Chief Financial Officer) and Roger Loomis (General Counsel and Secretary) resigned from their positions. At the same time, Parent, the Company and certain officers and directors settled the litigation that had been brought in the Delaware Chancery Court. On January 23, 2003, the Company’s board of directors, comprised solely of Dr. Smith, elected the following individuals to serve as directors of the Company: Daniel J. Paracka, Santo J. Costa, Gregory F. Boron and James J. Pieczynski. The Company’s board of directors subsequently appointed the following individuals to executive officer positions: Kim D. Lamon, M.D., Ph.D. (President and Chief Executive Officer), William M. Comer, Jr., CPA (Vice President and Chief Financial Officer) and Mel D. Deutsch, Esquire (Vice President, General Counsel and Secretary). Dr. Lamon was a director of Parent from August 1, 2002 until May 22, 2003. Upon his appointment as President and Chief Executive Officer of the Company, Dr. Lamon announced his intention to leave the Parent Board once his term expired in May 2003. On February 21, 2003, the Company’s board of directors elected Andre C. Dimitriadis, Ph.D. as a director. In February and March, members of Parent’s management attended two meetings of the board of directors of the Company and discussed the relationship between the companies.

       In February and March 2003, Parent’s management worked with its financial and legal advisors to continue to analyze the various strategic alternatives available regarding the Company. At a meeting of the Parent Board held on March 3, 2003, management again reviewed for the Parent Board strategic alternatives with respect to Parent’s interest in the Company. Dr. Lamon, who was both a member of the Parent Board and President and Chief Executive Officer of the Company at that time, recused himself from the portion of the meeting relating to discussions of the alternatives with respect to the Company. Representatives of Goldman, Sachs & Co. and Skadden Arps were present at this meeting, and the representatives of Goldman, Sachs & Co. made a presentation in which they discussed alternatives, including Parent (i) retaining its approximately 80.1% ownership interest in the Company, (ii) distributing its remaining interest in the Company to Parent’s stockholders in a tax-free spin-off, (iii) selling its remaining interest in the Company and (iv) acquiring the outstanding Shares not already owned by Parent. Concerns discussed at the meeting of the Parent Board included the potential impact of the litigation related to generic competition for the Company’s main product, ribavirin, the viability of the Company as a stand-alone company and increased speculation with respect to Parent’s intentions regarding the Company. The Parent Board asked management to continue to work with its advisors to conduct further analysis with a view to formulating a recommendation.

       On the 2002 year-end earnings call held on March 6, 2003, Mr. O’Leary answered questions regarding Parent’s investment in the Company. Mr. O’Leary explained that Parent had not yet made a decision with respect to the Company due to reasons including (i) the disruption caused by the change in management and the board of directors of the Company, (ii) the agreement recently reached among Parent, the Company and Roche and (iii) the need to review and analyze the impact of the settlement between Schering and Three Rivers Pharmaceuticals, LLC, a company seeking from the United States Food and Drug Administration (the “FDA”) approval to market a generic ribavirin product. Mr. O’Leary explained that in light of these factors, combined with the complexities taking place in the Hepatitis C market, Parent decided it was prudent and in the best interest of both Parent and its stockholders to continue to evaluate all of the options in connection with the Company in light of these uncertainties.

       From March through April 2003, Parent’s management worked with its advisors to examine strategic alternatives with respect to the Company. On April 30, 2003, members of Parent’s management team met with its financial and legal advisors. After extensive discussions regarding the various options concerning the Company, Parent’s management determined that, in the absence of a bona fide offer from a third party, it should focus on three alternatives with respect to the Company: maintenance of the status quo, completion of the spin-off and acquisition of the publicly held Shares.

       A meeting of the Parent Board was held on May 6, 2003 at which the alternatives with respect to the Company were discussed. Dr. Lamon again recused himself from the portion of the meeting relating to the alternatives with respect to the Company, and representatives of Goldman, Sachs & Co. and Skadden Arps attended such portion of the meeting. Alternatives discussed included maintenance of the status quo, completion of the spin-off, a sale of the Company and an acquisition of the publicly held Shares. The representatives of Skadden Arps summarized the general mechanics of each of the four alternatives and the representatives of Goldman, Sachs & Co. reviewed certain valuation issues in connection therewith. Significant issues of concern regarding the Company that were discussed at this meeting included (i) the status of the generic litigation over ribavirin, (ii) the uncertainty of the Company’s developmental pipeline and regulatory matters and (iii) market data suggesting the existence of increased ribavirin inventories being accumulated in Schering’s ribavirin product. Following discussion, Parent’s management recommended to the

Parent Board that management pursue its analysis focusing on maintaining the status quo, completing the spin-off or acquiring the public float of the Company and present a recommendation at the next meeting of the Parent Board.

       After continued analysis in May 2003, a meeting of the Parent Board was convened on May 30, 2003 to discuss the various options with respect to the Company and to determine the strategic alternative regarding the Company that was in the best interests of Parent and its stockholders. After presentations from Goldman, Sachs & Co., which presentation is discussed under the heading “Special Factors — 4. Summary Report of Goldman, Sachs & Co. to the Board of Directors of Parent,” and Parent’s management, members of the Parent Board discussed the various alternatives. Following such discussion, the Parent Board determined that the acquisition of the publicly held shares of the Company through a cash tender offer was in the best interests of Parent and its stockholders. The Parent Board authorized Parent to make the Offer at a price of $5.60 per share, substantially on the terms discussed at the meeting. In addition, the Parent Board authorized the formation of an ad hoc special committee of the Parent Board, consisting of Edward A. Burkhardt, Theodose Melas-Kyriazi, Robert W. O’Leary and Randy H. Thurman, to act for the Parent Board in connection with the Offer.

       On June 1, 2003, Mr. O’Leary met with Dr. Lamon to advise him of Parent’s intention to commence a tender offer for the Shares of the Company not owned by Parent. At the same time, Parent delivered the following letter to the board of directors of the Company discussing its intention to commence the Offer:

June 1, 2003

Dr. Kim Lamon, M.D., Ph.D., President and CEO, Ribapharm Inc.
Mr. Daniel J. Paracka, Chairman of the Board, Ribapharm Inc.
Mr. Gregory F. Boron, Director, Ribapharm Inc.
Mr. Santo J. Costa, Esq., Director, Ribapharm Inc.
Mr. Andre Dimitriadis, Director, Ribapharm Inc.
Mr. James J. Pieczynski, Director, Ribapharm Inc.
Dr. Roberts A. Smith, Ph.D., Director, Ribapharm Inc.

Gentlemen:

As you are aware, for almost a year both Ribapharm and ICN have been impacted by the uncertainty as to what ICN might do with its 80% ownership in Ribapharm.

That uncertainty has caused financial markets to speculate that we intended to buy back the outstanding 20%. As you know, ICN has been involved in a comprehensive analysis with outside advisors to determine the best course of action. We have concluded that it would be in the best interest of ICN, its stockholders and Ribapharm to fully consolidate the companies in order to put an end to that uncertainty, enhance your fundamental scientific mission, eliminate distractions and provide an additional measure of security to your scientists and employees.

Accordingly, ICN intends to commence a tender offer for all outstanding shares of common stock of Ribapharm that it does not currently own. The offer price will be $5.60 per share in cash. In our view, this price is fair to Ribapharm’s stockholders and this transaction will be mutually beneficial to Ribapharm, ICN and their stockholders.

The tender offer will be conditioned upon, among other things, the tender of a majority of shares of Ribapharm common stock not owned by ICN or its affiliates and ICN will own at least 90% of the fully diluted Ribapharm common stock as a result of consummation the tender offer. Any Shares not acquired in the tender offer are expected to be acquired in a subsequent

“short-form” merger transaction at the same $5.60 per share cash price available in the tender offer. There will be no financing contingency associated with the tender offer.

As the majority stockholder of Ribapharm, we appreciate your efforts as Ribapharm’s Board and management to improve Ribapharm’s performance in the challenging environment for biopharmaceutical products. We believe challenges in your business will continue, and we are concerned about the ability of Ribapharm to remain competitive as a stand-alone company. ICN believes that now is an appropriate time to re-integrate Ribapharm, so that together we can focus combined efforts on the discovery, development and commercialization of products from a stable financial platform with broad resources to address the future of biopharmaceutical development.

In order to promptly and fully realize these benefits, we wish to complete this transaction as quickly as possible. Within 7 to 10 days we intend to proceed with our tender offer. While the tender offer will not require the approval of Ribapharm’s Board under applicable law, we understand that Ribapharm’s board may wish to retain legal and financial advisors to help it consider its position with respect to this offer. We believe that a tender offer will be the most expeditious and efficient manner to provide Ribapharm’s stockholders payment for their shares, allowing such payment to be received more promptly than would be the case if we sought to pursue a negotiated merger transaction. If for some reason the tender offer is not consummated, ICN reserves its rights to consider its other alternatives, including without limitation a sale, spin-off, or maintenance of the status quo.

A copy of the draft press release announcing our intention to commence a tender offer is attached for your information. We expect to make this release public prior to the market opening on Monday morning.

Bary Bailey will head the business team on this transaction and Gregory Keever will lead the legal team. If you have any questions concerning our offer, please contact me or Bary.

Very truly yours,

ICN Pharmaceuticals, Inc.

By:	/s/ Robert W. O’Leary

Robert W. O’Leary
Chairman and Chief Executive Officer

cc: The Board of Directors of ICN Pharmaceuticals, Inc.

       On June 2, 2003, Parent issued the following press release announcing its intention to commence the Offer:

ICN PHARMACEUTICALS TO TENDER FOR OUTSTANDING

SHARES OF RIBAPHARM

Costa Mesa, CA, June 2, 2003—ICN Pharmaceuticals, Inc. (NYSE: ICN), today announced that it intends to make a tender offer for all of the outstanding shares of its subsidiary, Ribapharm Inc. (NYSE: RNA) that it does not already own. ICN currently owns approximately 80.1% of the outstanding common stock of Ribapharm and intends to offer to acquire the balance of Ribapharm common stock at a price of $5.60 per share in cash, representing a 20.2 percent premium over the one month average closing price of $4.66. The aggregate consideration payable under the offer for all of the outstanding Ribapharm shares would be approximately $168 million.

“We have conducted a comprehensive assessment of the best course of action with respect to our investment in Ribapharm, including an analysis of Ribapharm’s value and the uncertainties and challenges that we believe are likely to remain with Ribapharm for sometime,” said ICN Chairman and Chief Executive Officer Robert W. O’Leary. “We have concluded that now is an appropriate time to re-integrate Ribapharm, and we believe that this offer will provide stability to Ribapharm and its critical scientists, eliminate distractions, and better enable us to focus our efforts on augmenting our growing specialty pharmaceutical business.”

ICN expects to file offering materials with the Securities and Exchange Commission and commence the tender offer within seven to ten days. At that time, offering materials will be mailed to Ribapharm stockholders. The commencement and completion of the tender offer does not require approval of the Ribapharm board of directors. Under applicable law, however, Ribapharm is required to file with the SEC a statement as to its position on the offer as well as other information within 10 business days of the date on which the offer is commenced.

The tender offer will be conditioned upon, among other things, the tender of a majority of Ribapharm shares not held by ICN or its affiliates, and ICN’s ownership of at least 90% of the Ribapharm common stock on a fully diluted basis. The tender offer will not be conditioned on ICN obtaining any financing.

Following successful completion of the tender offer, ICN intends to effect a “short-form” merger, in which any shares not acquired by ICN in the tender offer would be acquired at the same $5.60 per share cash price paid in the tender offer.

Ribapharm stockholders and other interested parties are urged to read ICN’s tender offer statement and other relevant documents filed with the SEC when they become available because they will contain important information. Ribapharm stockholders will be able to receive such documents free of charge at the SEC’s web site, www.sec.gov, or from ICN at 3300 Hyland Avenue, Costa Mesa, CA 92626, Attn: Investor Relations.

ICN is an innovative, research-based global pharmaceutical company that manufactures, markets and distributes a broad range of prescription and non-prescription pharmaceuticals under the ICN brand name. Its research and new product development focuses on innovative treatments for dermatology, infectious diseases and cancer.

      FORWARD LOOKING STATEMENTS

This press release contains forward looking statements that involve risks and uncertainties, including, but not limited to, projections of future sales, royalty income, operating income, returns on invested assets, regulatory approval processes, competition from generic products, marketplace acceptance of the company’s products, success of the company’s strategic repositioning initiatives and the ability of management to execute them, cost-cutting measures, and other risks detailed from time to time in ICN’s SEC filings. These statements are based on management’s current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied and, following the completion of the tender offer and the consummation of the merger, ICN’s ability to successfully re-integrate Ribapharm into its operations, retain key employees, reduce costs, general economic factors and business and capital market conditions, general industry trends and changes in tax law requirements and government regulation. ICN wishes to caution the reader that these factors, as well as other factors described in ICN’s SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward looking statements.

       On June 2, 2003, the Company issued a press release and filed it with the SEC under cover of Schedule 14D-9 to (i) announce that its board of directors had received the letter from Parent notifying the Company of its intention to commence the Offer; (ii) state that the Company’s board of directors would consider the Offer in the context of assessing the appropriate course of action in the best interests of its stockholders; (iii) inform its stockholders that, although the Company’s board of directors had begun the process of considering the Offer, it had not made a decision with respect to its response; and (iv) disclose that the Company’s board of directors had retained Morgan Stanley & Co. Incorporated as its financial advisor to assist it in considering the Offer.

       On June 6, 2003, Parent received the following letter from the Chairman of the Company’s board of directors, Daniel J. Paracka, requesting Parent to defer commencing the Offer:

June 6, 2003

ICN Pharmaceuticals, Inc.
Attn: Board of Directors of ICN Pharmaceuticals, Inc.
c/o Robert W. O’Leary, Chairman and Chief Executive Officer
International Headquarters
ICN Plaza
3300 Hyland Avenue
Costa Mesa, California 92626

Gentlemen:

We are in receipt of your letter dated June 1, 2002 in which you informed Ribapharm of ICN’s intention to commence a tender offer for all outstanding shares of Ribapharm’s common stock that ICN does not currently own, at an offer price of $5.60 per share in cash.

Ribapharm’s Board of Directors is currently in the process of considering ICN’s announced proposed tender offer and, in this regard, Ribapharm’s Board of Directors just recently retained Morgan Stanley & Co. Incorporated as financial advisor to assist the Board of Directors. Under the circumstances, we have been advised that it would not be in the best interests of Ribapharm’s stockholders if ICN, or any of ICN’s affiliates, were to go forward and commence the proposed tender offer within the time period which was publicly announced by ICN on June 2, 2003, while Ribapharm’s Board of Directors considers this proposed transaction and other alternatives.

This letter is to request your legally binding agreement that, prior to June 23, 2003, neither ICN nor any corporation, partnership, trust, limited liability company or other person or entity (a “Person”) controlled by ICN, directly or indirectly, without the prior written consent of the Chairman of the Board of Ribapharm, will:

(i)	commence a tender offer for the shares of common stock of Ribapharm that ICN does not already own, or otherwise acquire or seek to acquire any additional shares of Ribapharm’s common stock or any security convertible into such shares,

(ii)	encourage, assist or provide financing for any such offer or acquisition, or

(iii)	enter into any agreement for any of the foregoing.

In the event a third party unrelated to ICN or any Person controlled by ICN commences a tender offer to purchase shares of common stock of Ribapharm while this letter agreement remains in effect, nothing herein shall be construed to prevent ICN from commencing or otherwise making a tender offer for Ribapharm’s common stock in response to such tender offer by a third party.

Please indicate your agreement by signing in the space provided below and returning a signed copy of this letter to the Board’s counsel, Paul, Hastings, Janofsky & Walker, LLP, Attention: Esteban A. Ferrer, by fax at (203) 674-7644.

Very truly yours,

/s/ DANIEL J. PARACKA

Mr. Daniel J. Paracka,
Chairman of the Board
Ribapharm, Inc.

Accepted and agreed as set forth above

ICN Pharmaceuticals, Inc.

By:

Its:

       On June 7, 2003, Parent sent the following letter in response to the letter from Mr. Paracka:

June 7, 2003

Mr. Daniel J. Paracka
Chairman of the Board of Directors
Ribapharm Inc.
3300 Hyland Avenue
Costa Mesa, California 92626

Dear Mr. Paracka:

ICN Pharmaceuticals has received your letter of June 6, 2003 requesting ICN to agree to refrain from commencing prior to June 23, 2003 its previously announced proposed tender offer for the shares of Ribapharm that ICN does not already own. Based on discussions between our respective counsel, we understand the reason for your request to be your desire to provide additional time for your financial advisor to conduct its financial analysis prior to the Ribapharm Board’s taking a position with respect to ICN’s tender offer.

When ICN announced on June 2, 2003 that it intended to commence a tender offer for the publicly held shares of Ribapharm, we stated that we intended to commence our offer to Ribapharm stockholders in a week to ten days. ICN determined to provide this week to ten-day period in order to permit additional time to Ribapharm’s Board of Directors to review and, if appropriate, respond to the ICN offer. ICN understands that while the approval of Ribapharm’s Board of Directors is not necessary in connection with the tender offer, Ribapharm’s Board will be required, within ten business days of commencement of the offer, to publicly disclose its position with respect to ICN’s offer or state why it is unable to take a position on the offer.

On June 2, Ribapharm announced that it had retained Morgan Stanley & Co. Incorporated as its financial advisor to assist the Ribapharm Board in reviewing ICN’s tender offer. ICN expects that Morgan Stanley can perform in a timely manner the financial analysis necessary to fully assist the Ribapharm Board.

ICN believes that the pre-commencement period of at least a week announced by ICN, together with the two-week period following commencement prior to Ribapharm being required to disclose its position on ICN’s offer, provides ample time for Morgan Stanley to prepare its financial analysis and for the Ribapharm Board to develop and disclose to stockholders its position. We have previously offered to make ICN’s financial advisors, Goldman, Sachs & Co., available to meet with Morgan Stanley, Ribapharm management and/or the Ribapharm Board to explain our financial analysis. That offer still stands. We believe that such an explanation should help to expedite your review of ICN’s offer.

Finally, we believe it is important that Ribapharm stockholders, as well as the Ribapharm Board, be made aware of the full terms of our offer and the other information that would be contained in ICN’s offering materials. Commencing our tender offer will make this information available and, in our view, will not impose any requirement on the Ribapharm Board to act precipitously or have any coercive effect on Ribapharm stockholders.

In light of the foregoing, ICN does not feel that it is in its interest, or the interest of Ribapharm’s public stockholders, to agree to the delay in commencement requested in your letter. However, we are planning to defer the commencement of our offer to on or after June 10, 2003 so that the Ribapharm Board will not be required to disclose its position on our offer pursuant to Rule 14e-2 under the Securities Exchange Act of 1934 prior to June 23, 2003. We believe that this accomplishes the goal sought by you, as well as allowing Ribapharm stockholders to begin considering ICN’s tender offer materials on a timetable consistent with that announced in our June 2 press release.

Ribapharm stockholders should not be deprived of the important opportunity to begin considering ICN’s offer.

I would again urge you to instruct Morgan Stanley to meet with ICN’s financial advisors and management in order to enhance your understanding of our offer.

Very truly yours,

/s/ ROBERT W. O’LEARY

Robert W. O’Leary
Chairman and Chief Executive Officer

On June 9, 2003, Parent received the following letter reiterating the Company’s request that Parent agree to delay commencement of its Offer:

June 9, 2003

ICN Pharmaceuticals, Inc.
Attn: Board of Directors of ICN Pharmaceuticals, Inc.
c/o Robert W. O’Leary, Chairman and Chief Executive Officer
International Headquarters
ICN Plaza
3300 Hyland Avenue
Costa Mesa, California 92626

Gentlemen:

This replies to your letter of Saturday evening.

Having reviewed your letter, I am concerned that ICN has misunderstood the reason for Ribapharm’s request for additional time. Accordingly, I thought it best to clarify Ribapharm’s position.

Your letter suggests that it is your belief that Ribapharm requested that ICN agree to refrain from commencing its tender offer until June 23 because Ribapharm believes that it will not be prepared to formulate its response to ICN’s proposal until that time. In fact, we determined that it was appropriate to request that ICN refrain from commencing its tender offer until June 23 in recognition of the fact that Ribapharm would have ten business days after ICN commences its tender offer to formulate a recommendation. Of course, there is no assurance that Ribapharm will be prepared to formulate a recommendation at that time.

Your letter offers the view that “ICN does not feel that it is in its interest, or in the interest of Ribapharm’s public stockholders, to agree to the delay in commencement requested in [my] letter.” I note that it is the Ribapharm Board, and not ICN, that has the responsibility of assessing what is in the best interests of Ribapharm and its public stockholders. As communicated in my letter of June 6, the Ribapharm Board of Directors has determined that it would be best for Ribapharm and its public stockholders for ICN to delay the commencement of its tender offer until June 23, 2003. As such, I would urge ICN to reconsider our request.

Finally, I note your request that we instruct Morgan Stanley to meet with ICN’s management and financial advisors to gain a better appreciation of ICN’s proposal. We fully intend to request such a meeting once Morgan Stanley and the Ribapharm Board and their other advisors determine such a meeting would be productive. Inasmuch as we learned of ICN’s proposal one week ago, however, we are not yet prepared to have such a meeting. We will, of course, let you know when we are prepared to have that meeting.

Once again, and in light of the clarification of Ribapharm’s position set forth herein, we urge ICN to reconsider its position regarding the commencement of the tender offer and to commit to Ribapharm that the tender offer will not be commenced prior to June 23, 2003. Because time is of the essence, we would most appreciate your prompt reply to our reiterated request, and we would specifically request your reply no later than close of business today, June 9, 2003.

Very truly yours,

/s/ DANIEL J. PARACKA

Mr. Daniel J. Paracka,
Chairman of the Board
Ribapharm, Inc.

       On June 9, 2003, Parent sent the following letter in response to the letter it had received on that day:

June 9, 2003

Mr. Daniel J. Paracka
Chairman of the Board of Directors
Ribapharm Inc.
3300 Hyland Avenue
Costa Mesa, California 92626

Dear Mr. Paracka:

ICN Pharmaceuticals has received your letter of June 9, 2003 reiterating your request that ICN agree to refrain from commencing prior to June 23, 2003 its previously announced proposed tender offer for the shares of Ribapharm that ICN does not already own.

As we have said, we believe it is important that Ribapharm stockholders, as well as the Ribapharm Board, be made aware of the full terms of our offer and the other information that would be contained in ICN’s offering materials. We do not believe that commencement of the offer adversely affects the Ribapharm minority stockholders. Therefore we intend to commence our offer in the timeframe we announced.

We believe that the timing provisions of the tender offer rules should provide ample time for appropriate review by the Ribapharm Board of its position with respect to our offer. However, if as our offer progresses, it appears that those timing provisions are not adequate, we would be willing to consider the appropriateness of extending the expiration date of the offer for a reasonable period.

Very truly yours,

/s/ ROBERT W. O’LEARY

Robert W. O’Leary
Chairman and Chief Executive Officer

       On the date hereof, Parent commenced the Offer and issued a press release announcing the commencement of the Offer.

2.	Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger.

       The purpose of the Offer and the Merger is for Parent to increase its ownership of the outstanding Common Stock of the Company from its current level of approximately 80.1% to 100%. Parent will, as soon as practicable upon completion of the Offer, unless it is not lawful to do so, cause the Merger to be effected, pursuant to which each then outstanding share of Common Stock (other than Shares owned by Purchaser or Parent or Shares, if any, that are held by stockholders who are entitled to, and who properly exercise, appraisal rights under the DGCL), would be converted into and represent the right to receive the Offer Price. The cash consideration to be paid in the Merger will be the same as paid in the Offer. Upon the consummation of the Merger, the Company will become a wholly owned subsidiary of Parent.

       As discussed above under “Special Factors — Section 1. Background,” the Parent Board announced, following the change in Parent’s leadership resulting from the May 2001 and 2002 annual meetings of stockholders, that it was re-evaluating Parent’s past restructuring plans, including the potential spin-off of its remaining interest in the Company in light of changed circumstances and market conditions since the time of the Public Offering. These circumstances continued to change during Parent’s re-evaluation and included

•	reduced capital market valuations of biotechnology companies such as the Company,

•	uncertainty in the Company’s future revenues associated with litigation regarding the entry of generic manufacturers into the United States market,

•	additional patent proceedings involving the Company and certain generic manufacturers in Europe,

•	uncertainty with respect to forecasted growth in patients receiving treatment for Hepatitis C,

•	significant changes and legal difficulties affecting the Company’s commercial partner, Schering,

•	the negative impact on the Company’s overall royalty revenues resulting from general pricing and marketing practices by Roche when it entered the Hepatitis C market with a combination product (using ribavirin) competitive with the Schering combination product, priced at a substantial discount to the then-current Schering list prices and bearing a royalty rate to the Company less than the rate payable by Schering,

•	the settlement of litigation by Schering with generic ribavirin manufacturers in the United States and Schering’s announcement thereof,

•	concerns expressed by the investment community in the spring of 2003 as to the level of U.S. wholesalers’ inventory of RebetolTM,

•	reduced coverage by equity research analysts and a continued decline in the trading price of the Shares and

•	a substantial downward revision of the Company’s earnings projections by equity research analysts.

       After analysis conducted by Parent’s management and evaluation by the Parent Board, Parent determined that the benefits perceived at the time of the Public Offering had diminished and that the potential advantages to Parent of repurchasing the publicly held shares of the Company outweighed the advantages of continuing to maintain the Company as a separate publicly-traded entity or completing a spin-off of the Company. Parent believes the advantages of a recombination of the two companies include the following: (i) enhancing the Company’s ability to prepare for commercialization of its later stage pipeline products by integrating the two companies’ combined research and development efforts with the sales and marketing capability of Parent, (ii) addressing the risk resulting from the Company’s current reliance on a single product as the only source of its revenue, (iii) increased access of the combined entity to capital markets following completion of the Offer and consummation of the Merger, (iv) addressing Parent’s desire to develop over time a research and development capability by integrating the research and development efforts of the Company and (v) enabling cost savings through elimination of management functions and costs associated with the Company’s reporting requirements under U.S. securities laws.

       Given that the value of Parent’s stake in the Company represents a material portion of Parent’s value, Parent’s consideration of the circumstances affecting the Company and their implications for the Company’s stand-alone prospects, combined with what Parent believes is a significant and sustained reduction in the market’s view of the Company’s value, caused Parent to conclude that it is appropriate for Parent to pursue the Offer and the Merger at this time. The determination to proceed with the acquisition of the minority interest in the Company at this time would also, in the view of Parent, afford the Company’s unaffiliated stockholders the ability to dispose of their Shares at a premium over market prices prior to the time that Parent’s intention to make the Offer was announced.

       Having come to a determination to pursue the acquisition of the minority interest, Parent considered transaction structure alternatives and determined to make a cash tender offer followed by a short-form merger. In choosing this structure, Parent considered, among other things, that (i) a tender offer followed by a short-form merger is a typical means of effecting a parent-subsidiary recombination, (ii) the unaffiliated stockholders of the Company would likely receive the consideration in payment for their Shares sooner in a tender offer than if Parent pursued a negotiated merger transaction, (iii) Delaware law permits stockholders to make their own determination of the desirability of tendering into an offer that is free of coercion and where appropriate disclosure is included in the tender offer materials and (iv) no separate approval of the Company’s board of directors is required as the Offer is made directly to the Company’s stockholders.

3.	Position of Parent and Purchaser Regarding Fairness of the Offer and the
Merger.

       The rules of the SEC require Parent and Purchaser to express their belief as to the fairness of the Offer and the Merger to stockholders of the Company who are not affiliated with Parent and Purchaser.

       Parent and Purchaser believe that the consideration to be received by the Company’s stockholders (other than Parent and Purchaser) pursuant to the Offer and the Merger is fair to such stockholders. Parent and Purchaser base their belief on the following factors, each of which, in their judgment, supports their views as to the fairness of the Offer and the Merger:

(i) The report of Goldman, Sachs & Co. to the Parent Board on May 30, 2003 regarding Parent’s strategic alternatives, which included: (a) a calculation of the implied bid and premiums/discounts for the Shares with respect to the Company’s current average market price over various periods based on a range of offer prices, (b) an overview of the trading prices and volumes for the Shares relative to various benchmarks over various periods of time, (c) an overview of the performance of the Common Stock, (d) a comparison of the equity market capitalization and other financial ratios and multiples for the Company and certain other biotechnology companies, (e) a summary of the development over time of analysts’ estimates for the Company’s earnings per share (“EPS”) and (f) summary statistics for certain completed buy-in transactions of other companies by majority or controlling stockholders between January 1, 1995 and May 27, 2003. See “Special Factors — Section 1. Background” and “Special Factors — Section 4. Summary Report of Goldman, Sachs & Co. to the Board of Directors of Parent.”

(ii) A continued decline in the trading price of the Shares, a substantial downward revision of the Company’s earnings projections by equity research analysts and the negative impact of the change in circumstances and market conditions described under the headings “Special Factors — Section 2. Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger” and “Special Factors — Section 5. Certain Projected Financial Data.” In addition, Parent does not believe that the stock market and financial conditions on which the Company’s business model was based at the time of the Public Offering are likely to return in the foreseeable future, or that any new business model based on current and foreseeable market conditions and trends and the assets that the Company has at hand, would support the valuations ascribed to the Company at the time of the Public Offering.

(iii) The consideration to be paid in the Offer represents a 34.6% premium over the reported closing sale price of the Shares on the New York Stock Exchange, Inc. (the “NYSE”) on May 5, 2003, one month prior to the date on which Parent’s intention to make the Offer was announced (for 72 transactions reviewed by Goldman, Sachs & Co. in its presentation to the Parent Board involving the acquisition of all outstanding shares of a target company by their respective majority or controlling stockholders between January 1, 1995 and May 27, 2003, the mean and median premiums of the price to the target stock price one month prior to announcement was 31.6% and 24.4%, respectively), and a premium of approximately 20.2% over the one month average closing sale price on the NYSE and approximately 23.6% over the three month average closing sale price.

(iv) The Offer and the Merger will provide liquidity for public stockholders whose ability to sell their Shares is adversely affected by the limited trading volume and low public float in the Shares.

(v) The Offer is conditioned upon the tender of a majority of the Shares not owned by Parent, its subsidiaries, officers and directors and the officers and directors of the Company. The Minimum Condition is not waivable. Parent and Purchaser believe that the Company’s minority stockholders are thus able to evaluate the terms of the Offer and their fairness without coercion, and that an informed decision by holders of a majority of the Shares, other than Shares held by Parent and such persons as set forth above, provides meaningful procedural protections for the Company’s stockholders.

(vi) Each of the Company’s stockholders will be able to decide voluntarily whether or not to tender such stockholder’s Shares in the Offer and, if the Offer is completed and the Merger is consummated and such stockholder has elected not to tender, such stockholder will receive exactly the same type and amount of consideration in the Merger which such stockholder would have received in the Offer. In addition, stockholders who do not tender their Shares in the Offer would be entitled, upon consummation of the Merger following completion of the Offer, to exercise appraisal rights in the Merger in accordance with the DGCL, which allows stockholders to have the fair value of their Shares determined by the Delaware Chancery Court and paid to them in cash.

       Neither Parent nor Purchaser found it practicable to assign, nor did either of them assign, relative weights to the individual factors considered in reaching their conclusion as to fairness. The liquidation of the Company’s assets was not considered to be a viable course of action based on Parent’s desire for the Company to continue to conduct its business as a subsidiary of Parent and remain an integral component of Parent’s overall strategy. Therefore, no appraisal of liquidation value was sought for purposes of valuing the Shares. In addition, except as discussed above in “Special Factors — Section 1. Background” with respect to certain preliminary discussions, Parent is not aware of any offer made during the last two years for the Company; thus no comparison of the Offer Price was made to any such offer.

       Parent’s and Purchaser’s consideration of the factors described above reflects their assessment of the fairness of the Offer Price to the Company’s unaffiliated stockholders in relation to the going concern value of the Company on a stand-alone basis.

       The foregoing discussion of the information and factors considered and given weight by Parent and Purchaser is not intended to be exhaustive, but is believed to include the material factors considered by Parent and Purchaser. Parent and Purchaser’s views as to the fairness of the Offer to stockholders of the Company should not be construed as a recommendation to any stockholder as to whether that stockholder should tender such stockholder’s Shares in the Offer.

4.	Summary Report of Goldman, Sachs & Co. to the Board of Directors of Parent.

       Goldman, Sachs & Co., in its role as financial advisor to Parent, has advised Parent regarding its strategic alternatives with respect to its investment in the Company. In that regard, at the request of Parent’s management, on May 30, 2003, Goldman, Sachs & Co. presented a report to the Parent Board that set forth:

•	a comparison of Parent key financials considering strategic alternatives related to the Company;

•	market capitalizations, pro forma revenues, earnings before interest, taxes, depreciation and amortization (“EBITDA”), net income, price to earnings (“PE”) multiples, EBITDA margins and selected credit statistics for Parent considering various strategic alternatives and selected other specialty pharmaceutical companies;

•	comparisons of Parent’s earnings accretion/dilution considering strategic alternatives and different forms of consideration for the Offer;

•	premiums/discounts with respect to the Company’s current and average market price over various periods for the Shares based on a range of offer prices;

•	a comparison of implied equity values to Parent’s stockholders considering strategic alternatives based on a range of per share prices and PE multiples for the Company and Parent;

•	an overview of the price and trading activity of the Shares for various periods;

•	a comparison of the equity market capitalization and other financial ratios and multiples for the Company and certain other biotechnology companies based on public filings, Factset and Institutional Brokers Estimate System (“IBES”);

•	a summary of the development over time of equity research analysts’ estimates for the Company’s EPS;

•	an institutional and mutual fund ownership comparison between the Company and selected biotechnology companies as well as a comparison of institutional cross-ownership between Parent and the Company; and

•	summary of statistics for certain completed buy-in transactions by majority or controlling stockholders between January 1, 1995 and May 27, 2003.

       The report provided by Goldman, Sachs & Co. to the Parent Board was intended to serve as a guide for the Parent Board in connection with its consideration of the alternatives for Parent’s interest in the Company, including the potential acquisition of the Shares. Goldman, Sachs & Co. did not prepare the report for the purpose of recommending a fair or appropriate offer price for the Shares not held by Parent. Goldman, Sachs & Co. presented the report to the Parent Board and answered related questions. Goldman, Sachs & Co. was not asked to and has not delivered a fairness opinion to Parent in connection with the Offer.

       The full text of the written report of Goldman, Sachs & Co., dated May 30, 2003, is attached as Exhibit (c) to the Schedule TO, filed with the SEC on June 10, 2003 in connection with the Offer, and is incorporated herein by reference. The description of the report in this Offer to

Purchase is qualified by reference to Exhibit (c), copies of which may be obtained from the SEC. Holders of Shares are urged to, and should, read such report in its entirety.

       Copies of the report are also available for inspection and copying at the principal executive offices of Parent during its regular business hours by any public stockholder or its representative who has been so designated in writing, and will be provided to any such stockholder or representative upon written request at the expense of the requesting party.

       In preparing its report, Goldman, Sachs & Co. relied upon the accuracy and completeness of all financial, accounting and other information reviewed by it and assumed such accuracy and completeness for purposes of the report. Goldman, Sachs & Co. was not asked to make, and did not assume responsibility for making, any independent evaluation or appraisal of the Company or its assets and liabilities, and did not verify, and has not assumed any responsibility for making any independent verification of, the information Goldman, Sachs & Co. reviewed.

       The report does not constitute a recommendation as to whether any holder of the Shares should tender their Shares in the Offer.

Summary of Report Prepared by Goldman, Sachs & Co.

       The following is a summary of selected financial analyses used by Goldman, Sachs & Co. in connection with the report to the Parent Board. The following summary, however, does not purport to be a complete description of the analyses performed by Goldman, Sachs & Co. The order of the analyses described and the results of the analyses do not represent relative importance or weight given to these analyses by Goldman, Sachs & Co. The following summaries of financial analyses include information presented in tabular format. You should read these tables together with the text of each summary.

       Pro Forma Impact of Strategic Alternatives. Goldman, Sachs & Co. prepared pro forma analyses based on projections provided by Parent for (i) Parent continuing to hold its approximately 80.1% ownership stake in the Company, (ii) a spin-off of the Company to Parent’s stockholders and (iii) a purchase of the Shares (in cash at the closing price of $4.95 on May 27, 2003 for Common Stock). The presentation discussed financial measures for all three scenarios, including revenue, earnings before interest and taxes (“EBIT”), net income, EBITDA, cash levels and certain credit ratios. Additionally, the presentation discussed the diluted equity considerations, enterprise values and the implied PE multiples for Parent for the three above described scenarios based on Parent pro forma per share price levels (i) on May 27, 2003, (ii) 25% and 50% discount to such price and (iii) 25% and 50% premiums to such price.

       Furthermore, the presentation contained a comparison of implied equity values to Parent’s stockholders considering the three above described scenarios based on a range of per share prices and PE multiples for the Company and Parent. For each scenario, the implied market capitalizations, certain credit ratios and estimated credit ratings were also described.

       Comparisons of Selected Publicly Traded Specialty Pharmaceutical Companies. Goldman, Sachs & Co. reviewed and compared certain financial information, including revenues, EBITDA, net income, PE multiples, certain credit ratios and estimated credit ratings of Parent for the three above described scenarios against the corresponding information for seven other specialty pharmaceutical companies:

•	Biovail Corporation;

•	Endo Pharmaceuticals Holding Inc.;

•	Ivax Corporation;

•	King Pharmaceuticals Inc.;

•	Medicis Pharmaceutical Corporation;

•	Shire Pharmaceuticals Group PLC; and

•	Watson Pharmaceuticals, Inc.

       Bid Premium/ Discount Summary. Goldman, Sachs & Co. calculated implied bid premiums and discounts at a range of various hypothetical bid prices (between $3.50 and $6.50) based on the closing price of Common Stock of $4.95 on May 27, 2003, and based on the average prices of the Common Stock for (i) the period between the Public Offering and May 27, 2003, (ii) the three-month period ending on May 27, 2003 and (iii) the one-month period ending on May 27, 2003.

       A summary of the results follows:

		Premium (Discount) at Bid Prices
	Average
Time Period	Share Price	$3.50	$4.25	$5.00	$5.75	$6.50

Public Offering to 5/27/03	$6.10	(43)%	(30)%	(18)%	(6)%	7%
3 months ending on 5/27/03	4.51	(22)	(6)	11	27	44
1 month ending on 5/27/03	4.57	(23)	(7)	9	26	42

       Comparison of Financing Alternatives. For each of the years 2003 and 2004, using the closing price of Parent common stock of $13.22 and the Common Stock of $4.95 on May 27, 2003, projections provided by Parent and various hypothetical bid prices (between $3.50 and $6.50) based on a range of buy-in discounts and premiums to the closing price of the Common Stock on May 27, 2003, Goldman, Sachs & Co. discussed the impact on the EPS of the common stock of Parent on a pro forma basis under each of the following three possible payment alternatives for the Shares:

•	Parent common stock;

•	cash;

•	combination of 70% cash and 30% Parent common stock.

       The table below summarizes the cash earnings accretion/dilution of the transaction to Parent on a pro forma basis under the three payment options:

	Buy-In Payment Options

	Parent Stock	Cash	70% Cash/30% Stock

$3.50 Purchase Price per Share
Accretion/(Dilution)
2003E	12.2%	20.4%	17.8%
2004E	1.3	9.5	6.9
$5.00 Purchase Price per Share
Accretion/(Dilution)
2003E	8.7%	20.1%	16.4%
2004E	(2.3)	9.0	5.3
$6.50 Purchase Price per Share
Accretion/(Dilution)
2003E	5.2%	19.7%	15.0%
2004E	(5.6)	8.5	3.8

       The pro forma amounts set forth in the table above do not include the effect of the acquisition of the Shares as a purchase.

       Historical Share Trading Summary. Goldman, Sachs & Co. compiled and presented the historic trading activity at the various prices for the Shares during (i) the period between the Public Offering and May 27, 2003 and (ii) the six-month period between November 27, 2002 and May 27, 2003. Goldman, Sachs & Co. determined that the weighted average price, shares of Common Stock traded as a percentage of the Shares and shares of Common Stock traded as a percentage of public float for each period are as follows:

		Total Shares Traded	Total Shares Traded
	Weighted Average	as Percent of	as Percent of
Period	Price	Shares Outstanding	Public Float

Public Offering to May 27, 2003	$6.97	81%	405%
November 27, 2002 to May 27, 2003	5.25	27	135

       The Company Share Price Performance. Goldman, Sachs & Co. compiled absolute stock prices and trading volumes for the Common Stock during the period between the Public Offering and May 27, 2003 and presented the historic reported price performance for the Shares for the (i) one month period ending on May 27, 2003, (ii) the three month period ending on May 27, 2003, (iii) the six month period ending on May 27, 2003, (iv) the one year period ending on May 27, 2003 and (v) the period between the Public Offering and May 27, 2003 relative to selected profitable biotechnology companies, certain late stage biotechnology companies, the AMEX Biotech Index (“BTK”) and the S&P 500 as follows:

					Public Offering to
	1 month	3 months	6 months	1 year	May 27, 2003

The Company	18.7%	8.3%	(16.8)%	(53.0)%	(54.2)%
Selected Profitable Biotechs	15.2	36.4	22.3	16.0	2.3
Selected Late Stage Biotechs	32.4	65.9	25.9	27.4	(4.6)
BTK	25.7	42.8	22.4	9.7	(3.3)
S&P 500	5.9	13.6	1.3	(12.2)	(14.4)

       Comparisons of Selected Publicly Traded Profitable Biotechnology Companies. Goldman, Sachs & Co. reviewed and compared certain financial information, including equity market capitalization and certain financial ratios and multiples for the Company and corresponding information for the following twelve other profitable biopharmaceutical companies:

•	Amgen Inc.;

•	Biogen, Inc.;

•	Celgene Corporation;

•	Cephalon, Inc.;

•	Chiron Corporation;

•	Genentech, Inc.;

       • Genzyme Corporation;

       • Gilead Sciences, Inc.;

       • IDEC Pharmaceuticals Corporation;

       • MedImmune, Inc.;

       • QLT Inc.; and

       • SangStat Medical Corporation.

       The table below presents the following information for these biotechnology companies as a group and the Company:

•	closing price on May 27, 2003, expressed as a percent of the stock’s 52-week high;

       • equity market capitalization;

•	the enterprise value multiples for the last twelve months for each of revenue, research and development and EBIT;

       • projected PE multiples for calendar years 2003 and 2004;

       • five-year forecasted compound annual growth rate (“CAGR”) of EPS; and

       • ratio of 2003 and 2004 PE multiples to forecasted five-year EPS CAGR.

       The multiples and other financial information presented by Goldman, Sachs & Co. were based on the closing prices on May 27, 2003 for the Common Stock and selected companies’ common stock, and information from Factset, IBES and the most recent publicly available information for the Company and the selected companies. Additionally, the equity market capitalizations and enterprise values are based on diluted shares outstanding, including “in-the-money” convertible debt. The values for equity market capitalization provided below are in millions.

	May 27, 2003
	Closing Share								Calendarized					PE/5-Year
	Price as	Equity	LTM		LTM		LTM		PE Multiples				5-Year	EPS CAGR
	a % of	Market	Rev.		R&D		EBIT						EPS
	52-Week High	Cap	Mult.		Mult.		Mult.		2003		2004		CAGR	2003		2004

Mean	90%	$14,880	9.4	x	37.7	x	30.4	x	37.5	x	31.3	x	23.6%	1.6	x	1.3	x
Median	99	7,555	8.4		37.7		29.7		35.9		28.7		22.2	1.7		1.3
The Company	47	743	2.5		12.9		3.4		7.4		10.4		20.0	0.4		0.5

       Summary of the Company’s Projections. Goldman, Sachs & Co. compiled and presented historical EPS estimates by Wall Street analysts for the Company. Additionally, the presentation contained a summary of certain financial data for the Company on a stand-alone basis, based on projections provided by Parent. These projections are described below under the heading “Special Factors — Section 5. Certain Projected Financial Data.”

       Premium Summary of Recent Transactions. Goldman, Sachs & Co. reviewed and compared 72 transactions involving the acquisition of all outstanding shares of a target company by their respective majority or controlling stockholders between January 1, 1995 and May 27, 2003. The 72 transactions consisted of 46 all-cash transactions, 17 all-stock transactions and nine transactions with both cash and stock consideration. Based on this review, Goldman, Sachs & Co. determined that for the 72 transactions:

•	for the premium of initial bid to target stock price one day prior to announcement, the mean was 19.3% and the median was 15.8%;

•	for the premium of final price to the target stock price one day prior to announcement, the mean was 30.5% and the median was 20.7%;

•	for the premium of the final price to the target stock price 30 days prior to announcement, the mean was 31.6% and the median was 24.4%; and

•	for the premium of the final price to the target stock price high for the previous 52 week period prior to announcement, the mean was (6.4)% and the median was 0.3%.

       No company or transaction used in any of the above analyses for purposes of a comparison is directly comparable to Parent or the Company or the contemplated transaction. Accordingly, the value of such companies or transactions, as the case may be, may not be indicative of a value for the Company or the Shares.

       The analyses were prepared solely for purposes of Goldman, Sachs & Co.’s report to the Parent Board. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Parent, Goldman, Sachs & Co. or any other person assumes responsibility if future results are materially different from those forecast.

       Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in preparing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and for estate, corporate and other purposes. In addition to having acted as financial advisor in connection with the Offer, Goldman, Sachs & Co. provides certain investment banking services to Parent from time to time, including having acted as repurchase agent for Parent in repurchasing a portion of its outstanding 6 1/2% convertible subordinated notes due 2008. Goldman, Sachs & Co. may provide investment banking services to Parent in the future. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of Parent and the Company for its own account and for the account of customers.

       Pursuant to a letter agreement, executed on November 11, 2002, Parent engaged Goldman, Sachs & Co. to act as its financial advisor in connection with its possible acquisition, directly or indirectly, of the Shares. Pursuant to the terms of the engagement letter, Parent has agreed to pay Goldman, Sachs & Co. as compensation for its services as financial advisor in connection with any such transaction, including the Offer, a transaction fee of $1 million: (a) $500,000 payable upon the public disclosure of the Offer and (b) $250,000 payable on the dates that are four months and six months, respectively, after the date of the $500,000 payment; however, the payments described under (b) are not required if the Offer or similar transaction has been consummated, or the Offer is no longer active or discontinued on the date the payment is due. In addition, Parent has agreed to pay Goldman, Sachs & Co. a transaction fee, payable upon the consummation of such transaction, of (i) $4 million, if 50% or greater of the shares of Common Stock not already owned by Parent are acquired by Parent, (ii) $2 million, if less than 50% but more than 25% of the shares of Common Stock not already owned by Parent are acquired by Parent and (iii) a mutually acceptable additional transaction fee if 25% or less of the shares of Common Stock not already owned by Parent are acquired by Parent. Parent also has agreed to reimburse Goldman, Sachs & Co. for its reasonable out-of-pocket expenses, including attorneys’ fees, and to indemnify Goldman, Sachs & Co. against certain liabilities, including certain liabilities under the federal securities laws.

5. Certain Projected Financial Data.

Parent Forecast of Company Financial Data

       Parent does not, as a matter of course, make public forecasts or projections as to future financial data of the Company. However, in connection with Parent’s analysis of its alternatives with respect to its interest in the Company, Parent’s management developed projected financial data with respect to the Company. At the meeting of the Parent Board held on May 30, 2003, at which the determination to pursue the Offer was made, a presentation was made to the Parent Board by Parent’s financial advisor, Goldman, Sachs & Co. This presentation included projected financial data for the Company prepared by Parent’s management (the “Parent Forecast”). The Goldman, Sachs & Co. financial analyses and presentation at the May 30 meeting are summarized above under the heading “Special Factors — Section 4. Summary Report of Goldman, Sachs & Co. to the Board of Directors of Parent,” and the written materials presented to the Parent Board by Goldman, Sachs & Co. have been filed as Exhibit (c) to the Schedule TO filed by Parent and Purchaser with the SEC.

       Set forth below is a summary of the projected financial data (numbers in millions) for the Company prepared by Parent’s management that was presented to the Parent Board at its May 30, 2003 meeting and used by Goldman, Sachs & Co. in its financial analysis.

	2003	2004	2005	2006	2007

					w/o Pipeline*	w/Pipeline**

Revenue	$259	$139	$132	$128	$122	$501
Operating Income	180	70	67	67	83	238
Net Income	120	47	45	46	55	155

*	“w/o Pipeline” indicates projected royalty revenue on ribavirin only with no revenues assumed for commercialization of drugs currently in trials.

**	“w/ Pipeline” indicates projected royalties including ribavirin royalties and the assumed commercial success of the drugs indicated in the discussion below.

The assumptions used by Parent’s management in preparing the Parent Forecast include the following:

•	Assumed average annual growth rate of 8.7% in patients treated for Hepatitis C from 2003 through 2007.

•	Assumed success of Phase III clinical trials for ViramidineTM and Hepavir BTM such that the initial commercialization would occur in 2007 (the “w/ Pipeline” column in the table above). The Parent Forecast assumes the Company takes responsibility for commercialization rather than contracting to receive a royalty.

•	Assumed significant generic competition entry into the United States for ribavirin in the beginning of 2004 and a corresponding reduction in royalties due to contract terms pertinent to generic entry.

Other Forecasts of Company Financial Data

       In early fall of 2002, Goldman, Sachs & Co. reviewed with the Parent Board financial projections for the Company that had been developed by the consulting firm, which was retained by Parent in its review of its alternatives with respect to the Company, and which worked with management of the Company. See “Special Factors — Section 1. Background.” These projections reflected, with respect to the Company for the four years beginning 2003 and ending 2006, the following: (i) revenues of $287 million, $313 million, $290 million and $261 million, respectively; (ii) operating income of $201 million, $216 million, $191 million and $152 million, respectively; and (iii) net income of $127 million, $136 million, $125 million and $103 million, respectively.

       From time to time following the Public Offering, in connection with Parent’s budget process and the preparation by Parent of consolidated financial information and reports, Parent’s management received financial and operating information from the Company. In connection with Parent’s annual budgeting process, in November 2002, Parent received a five year forecast from the Company. The November 2002 forecast reflected, for the five years beginning in 2003 and ending in 2007: forecasted revenues of $280 million, $297 million, $324 million, $375 million and $500 million, respectively; forecasted operating income of $197 million, $211 million, $227 million, $230 million and $240 million, respectively; and forecasted net income of $99 million, $106 million, $115 million, $119 million and $127 million, respectively.

       Parent does not believe that the other financial projections and forecasts described in the two paragraphs above are reflective of the current outlook for the Company’s future financial performance, and Parent did not rely on these projections in the development of the Parent Forecast. In addition to the assumptions noted above, Parent’s belief as to the financial projections and forecasts described above is based primarily on (i) Parent’s view that market circumstances have changed since the preparation of the projections and forecasts and (ii) Parent’s assumption as to the growth in the number of patients treated for Hepatitis C at an average annual rate of 8.7% being somewhat lower than what Parent believes to be the assumption used in preparation of the projections and forecasts described above. In Parent’s view, the most significant changes in circumstances include: (a) the unpredictability of risk associated with further competition from generic manufacturers, (b) the negative impact on royalties as a result of Roche’s increasing market share in both the United States and European Union, the discounts Roche is offering without a corresponding increase in overall market demand and the impact on royalties once generic competition enters a market and (c) the impact of Schering’s contractual settlement of patent disputes over ribavirin with several generic manufacturers. Parent is providing these projected financial data solely because they are in Parent’s possession and reflect input from management of the Company.

       THE PARENT FORECAST AND OTHER PROJECTIONS AND FORECASTS DESCRIBED ABOVE WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE SEC OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING FORECASTS OR PROJECTIONS. THESE PROJECTIONS AND FORECASTS ARE FORWARD-LOOKING STATEMENTS AND ARE BASED ON EXPECTATIONS AND ASSUMPTIONS AT THE TIME THEY WERE PREPARED. THE PARENT FORECAST WAS NOT PREPARED IN CONJUNCTION WITH, OR PROVIDED FOR REVIEW TO, THE COMPANY’S MANAGEMENT. THE PARENT FORECAST AND OTHER PROJECTIONS AND FORECASTS DESCRIBED ABOVE INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL OUTCOMES AND RESULTS TO DIFFER MATERIALLY FROM SUCH EXPECTATIONS. THESE RISKS AND UNCERTAINTIES INCLUDE THE EFFECTS OF COMPETITION WITH THE COMPANY’S PRODUCTS, THE OUTCOME OF LITIGATION INVOLVING ENTRY OF GENERIC COMPETITION INTO THE RIBAVIRIN MARKET, THE EFFECTIVENESS OF LICENSEES IN MARKETING THE COMPANY’S PRODUCTS, GROWTH IN DEMAND FOR THE COMPANY’S PRODUCTS AND THE EFFECTIVENESS OF THE COMPANY’S RESEARCH AND DEVELOPMENT EFFORTS. FOR A DISCUSSION OF RISKS AND UNCERTAINTIES THAT MAY BE RELEVANT, HOLDERS MAY ALSO REFER TO THE COMPANY’S FILINGS WITH THE SEC TO THE COMPANY’S RESULTS. THERE CAN BE NO ASSURANCE THAT THE ASSUMPTIONS MADE IN PREPARING THE PARENT FORECAST OR THE OTHER PROJECTIONS AND FORECASTS DESCRIBED ABOVE WILL PROVE ACCURATE, OR THAT THE PARENT FORECAST OR THE OTHER PROJECTIONS AND FORECASTS DESCRIBED ABOVE WILL BE REALIZED. IT IS TO BE EXPECTED THAT THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND FORECASTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY GREATER OR LESS THAN THOSE CONTAINED IN THE PARENT FORECAST OR THE OTHER PROJECTIONS AND FORECASTS DESCRIBED ABOVE. THE INCLUSION OF THE PARENT FORECAST AND THE OTHER PROJECTIONS AND FORECASTS DESCRIBED ABOVE HEREIN SHOULD NOT BE REGARDED AS AN INDICATION THAT PARENT, PURCHASER OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, CONSIDERED OR CONSIDER SUCH DATA TO BE A RELIABLE PREDICTION OF FUTURE EVENTS, AND SUCH DATA SHOULD NOT BE RELIED UPON AS SUCH. NONE OF PARENT, PURCHASER OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATIONS TO ANY PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO THE INFORMATION CONTAINED IN THE PARENT FORECAST OR THE OTHER PROJECTIONS AND FORECASTS DESCRIBED ABOVE, AND NONE OF THEM INTENDS TO PROVIDE ANY UPDATE OR REVISION THEREOF.

6.	The Merger; Plans for the Company After the Offer and the Merger; Certain Effects of the Offer.

       If the Offer is successfully completed, Parent and Purchaser will own at least 90% of the outstanding Shares. Parent will thereupon cause the Company and Purchaser to effect the Merger, unless it is not lawful to do so. The Merger is expected to occur as soon as practicable after completion of the Offer. After the Merger, the Company would be owned exclusively by Parent. Under the DGCL, the Merger may be consummated without a vote of, or prior notice to, the

Company’s stockholders or board of directors. Non-tendering stockholders may have appraisal rights in connection with the Merger. See “Special Factors — Section 8. Appraisal Rights; Rule 13e-3.”

       If, after the Offer is completed but prior to consummation of the Merger, the aggregate ownership by Parent and Purchaser of the outstanding Shares should fall below 90% for any reason, Parent may decide to acquire additional Shares on the open market or in privately negotiated transactions to the extent required for such ownership to equal or exceed 90%. Any such purchases would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than or the same as the Offer Price.

       Except as otherwise described in this Offer to Purchase, or as may be effected in connection with the integration of operations referred to below, Parent has no current plans or proposals or negotiations which relate to or would result in (i) an extraordinary corporate transaction, such as a merger (other than the Merger), reorganization or liquidation involving the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company; (iii) any material change in the Company’s present dividend rate or policy (other than an increased likelihood of dividends after the Merger); (iv) any change in the management of the Company (other than the likelihood of changes to the Company’s board of directors after the Merger) or any change in any material term of the employment contract of any executive officer; or (v) any other material change in the Company’s business.

       Pursuant to the Company Stock Option Plan, filed as an exhibit to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2003, in the event of a merger or consolidation of the Company, each individual holding an outstanding award may elect to have the award treated in accordance with any one of the following three alternatives: (i) the award may be treated as provided in an agreement entered into in connection with the transaction, (ii) the individual may receive a new award, subject to the same conditions and restrictions as the original award, exercisable for the same number and kind of stock, cash or other consideration that a holder of a share of Company stock was entitled to receive in the transaction multiplied by the number of shares of stock subject to the original award or (iii) the individual may receive a new award exercisable for stock in the surviving corporation (or the ultimate parent thereof) where the number of shares of stock subject to the new award (and the exercise price thereof) would be equal to that of the original award multiplied by an exchange ratio as provided in the Company Stock Option Plan.

       Under the terms of the employment agreements entered into between the Company and executive officers of the Company, filed as exhibits to the Company’s Form 10-Q/A, if Parent acquires (i) stock of the Company which results in Parent holding 90% or more of the outstanding capital stock of the Company or (ii) all or substantially all of the Company’s assets, then the Company will exercise reasonable efforts so that all options held by the executive will be converted into new options to purchase shares of common stock of Parent under Parent’s 1998 Stock Option Plan (the “Parent 1998 Plan”), where the number of shares of stock subject to the new option (and the exercise price thereof) would equal that of the original option multiplied by an exchange ratio as provided in the employment agreements. Under the agreements, the new options will contain substantially similar terms to those of the original options. Since the date of these employment agreements, the Parent 1998 Plan has been amended and restated and, in its new form, is now Parent’s 2003 Equity Incentive Plan.

       In connection with the Offer and the Merger, Parent expects to review the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to consider and determine what changes, if any, would be appropriate or desirable following the Merger in order to best organize and integrate the activities of the Company and Parent. Parent expressly reserves the right to make any changes that it deems necessary, appropriate or convenient in light of its review or in light of future developments. Such changes could include, among other things, changes in the Company’s business, corporate structure, certificate of incorporation, by-laws, capitalization, management or dividend policy. In addition, Parent and the Company regularly review acquisition and disposition opportunities in the pharmaceuticals industry and may pursue such opportunities when appropriate. Parent intends to retain the Shares acquired pursuant to the Offer and the Merger.

       As a result of the Offer, the direct and indirect interest of Parent in the Company’s net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. Following consummation of the Merger, Parent’s indirect interest in such items will increase to 100% and Parent and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by the Company’s operations and any future increase in the Company’s value. Similarly, Parent will also bear the risk of losses generated by the Company’s operations and any decrease in the value of the Company after the Merger. Upon consummation of the Merger, the Company will become a privately held corporation. Accordingly, former stockholders will not have the opportunity to participate in the earnings and growth of the Company after the Merger and will not have any right to vote on corporate matters. Similarly, former stockholders will not face the risk of losses generated by the Company’s operations or decline in the value of the Company after the Merger. Upon the completion of the Merger, Parent’s beneficial interest in the Company’s net book value and net income would increase from approximately 80.1% to 100%. In the period in which the Offer is consummated, Parent will account for the acquisition of the Shares as a purchase in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, (“SFAS No. 141”). In accordance with SFAS No. 141, Parent will allocate the excess of the purchase price over the minority interest recorded on its books to identifiable assets of the Company. Parent will record a charge to expense for that portion of the Offer Price attributed to the value of the in-process research and development component of the Company, as the in-process research and development will not be considered technologically feasible as of the date of the Merger. That portion of the Offer Price associated with tangibles and identified intangibles such as licenses and royalty agreements will be capitalized and amortized over their useful lives.

7.	Conduct of the Company’s Business if the Offer Is Not Completed.

       If the Offer is not completed because the Minimum Condition is not satisfied or because another condition is not satisfied or waived, Parent and Purchaser expect that the Company’s current management will continue to operate the Company’s business substantially as presently operated. However, Parent and Purchaser anticipate that, if the Offer is not completed, Parent and Purchaser will re-evaluate the role of the Company within Parent’s overall reorganization strategy.

       In particular, Parent and Purchaser may consider, among other things

•	keeping outstanding the public minority interest in the Company;

•	engaging in open market or privately negotiated purchases of Shares to increase Parent’s aggregate ownership of the Shares to at least 90% of the then outstanding Shares and then effecting a short-form merger;

•	completing the spin-off of Parent’s remaining interest in the Company;

•	exercising Parent’s registration rights and selling its Shares in the public markets;

•	proposing that Parent and the Company enter into a merger agreement, which would require the approval of the Company’s board of directors and the vote of Parent’s Shares in favor of that merger; or

•	engaging in a private sale(s) of Shares owned by Parent.

       If Parent and Purchaser were to pursue any of these alternatives, it might take considerably longer for the public stockholders of the Company to receive any consideration (if applicable) for their Shares (other than through sales in the open market) than if they had tendered their Shares in the Offer. Any such transaction could result in proceeds per Share to the public stockholders of the

Company that are more or less than, or the same as, the Offer Price or could result in the trading price of the Common Stock to increase, decrease or be unchanged.

8.	Appraisal Rights; Rule 13e-3.

       Appraisal Rights. Holders of Shares do not have appraisal rights in connection with the Offer. However, upon completion of the Offer, Parent will cause Purchaser and the Company to effect the Merger, unless it is not lawful to do so, and each holder of Shares who has not tendered such holder’s Shares in the Offer and who properly demands an appraisal of such holder’s shares under Section 262 of the DGCL (“Section 262”) will be entitled, in lieu of receiving the merger consideration, to an appraisal by the Delaware Court of Chancery of the fair value of such holder’s Shares as long as the requirements of Section 262 are met.

       Because holders of Shares do not have appraisal rights in connection with the Offer, no demand for appraisal under Section 262 can be made at this time. Not later than ten days following the effective date of the Merger, the Company will notify the record holders of Shares as of the effective date of the Merger of the consummation of the Merger and of the availability of, and procedure for, demanding appraisal rights. To exercise appraisal rights, the record holder of Shares must, within 20 days after the date the surviving corporation mails the notice referred to above, deliver a written demand for appraisal to the surviving corporation. This demand must reasonably inform the surviving corporation of the identity of the holder of record and that the stockholder demands appraisal of his, her or its Shares. A demand for appraisal must be delivered to the Company: Attn: Secretary, 3300 Hyland Avenue, Costa Mesa, California 92626.

       Only a record holder of Shares is entitled to demand appraisal rights. The demand must be executed by or for the record holder, fully and correctly, as the holder’s name appears on the holder’s stock certificate(s). If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. The agent must identify the owner(s) of record and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the owner(s) of record. A holder of record, such as a broker, who holds Shares as nominee for a beneficial owner, may exercise a holder’s right of appraisal with respect to Shares held for all or less than all of those beneficial owner’s interest. In that case, the written demand should set forth the number of Shares covered by the demand. If no number of Shares is expressly mentioned, the demand will be presumed to cover all the Shares standing in the name of the record holder. Stockholders who hold their Shares in brokerage accounts or through any other nominee and wish to exercise appraisal rights should consult their brokers or other nominees to determine the procedures they must follow in order for their brokers and other nominees to exercise appraisal rights in respect of their Shares.

       Within 120 days after the effective time of the Merger, any stockholder who has satisfied the foregoing conditions may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of such holder’s Shares. Neither Parent, Purchaser nor the Company will have any obligation to file such a petition. Stockholders seeking to exercise appraisal rights should initiate all necessary action to perfect their rights within the time periods prescribed by Delaware law. Within 120 days after the effective time of the Merger, any stockholder who has complied with the requirements under Section 262 of the DGCL for exercise of appraisal rights may make a written request to receive from the Company a statement of the total number of Shares with respect to which demands for appraisal have been received and the total number of holders of these Shares. The Company will be required to mail these statements within ten days after it receives a written request.

       If a petition for an appraisal is timely filed, after a hearing on the petition, the Delaware Court of Chancery will determine which of the stockholders are entitled to appraisal rights. The court will appraise the Shares owned by the stockholders and determine their fair value. In determining fair value, the court may consider a number of factors, including market values of the Shares, asset values and other generally accepted valuation considerations, but will exclude any element of value arising from the accomplishment or expectation of the Merger. The court will also determine the amount of interest, if any, to be paid upon the value of the Shares to the stockholders entitled to appraisal. The value of the Shares determined by the court could be more than, less than, or the same as the merger consideration, but the form of the consideration payable as a result of the appraisal proceeding would be cash. The court may determine the costs of the appraisal proceeding and allocate them to the parties as the court determines to be equitable under the circumstances. The court may also order that all or a portion of any stockholder’s expenses incurred in connection with an appraisal proceeding, including reasonable attorneys’ fees and expenses and reasonable fees and expenses of experts utilized in the appraisal proceeding, be charged, on a pro rata basis, against the value of all Shares entitled to appraisal.

       Any stockholder who has duly demanded an appraisal in connection with Delaware law will not, after the effective time of the Merger, be entitled to vote the Shares subject to the demand for any purpose. The Shares subject to the demand will not be entitled to dividends or other distributions, other than those payable or deemed to be payable to stockholders of record as of a date prior to the effective time.

       Holders of Shares will lose the right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the Merger. A stockholder will also lose the right to an appraisal by delivering to the Company a written withdrawal of the stockholder’s demand for an appraisal. Any attempt to withdraw that is made more than 60 days after the effective time of the Merger requires the Company’s written approval. If any holder of Shares who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses such holder’s right to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the merger consideration, without interest thereon. Neither Parent nor Purchaser intends to grant access to its corporate files to unaffiliated stockholders of the Company or to obtain counsel or appraisal services for unaffiliated stockholders of the Company.

       If an appraisal proceeding is timely instituted, this proceeding may not be dismissed as to any stockholder who has perfected a right of appraisal without the approval of the court.

       The foregoing discussion is qualified in its entirety by the full text of Section 262, which is attached as Schedule C to this Offer to Purchase.

       THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE APPRAISAL RIGHTS AS MAY BE AVAILABLE UNDER THE DGCL. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

       Rule 13e-3. Because Parent is an affiliate of the Company, the transactions contemplated herein constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Offer and the Merger and the consideration offered to minority stockholders be filed with the SEC and disclosed to minority stockholders. Parent has provided such information in this Offer to Purchase and a Tender Offer Statement on Schedule TO and the exhibits thereto filed with the SEC pursuant to Rule 14d-3 under the Exchange Act. Parent does not presently intend to file a Form 15 to evidence the termination of the Company’s duty to file reports pursuant to Section 15(d) of the Exchange Act until after the Merger is consummated.

9.	Transactions and Arrangements Concerning the Shares.

       Except as set forth above under the “Introduction,” or on Schedule B hereto, none of Parent or Purchaser or, to the best of their knowledge, any person listed in Schedule A hereto or any associate or majority owned subsidiary of any of the foregoing, beneficially owns any Shares.

       Other than as set forth on Schedule B hereto or as may have been issued by any pension, profit-sharing, compensation or similar plan of the Company no transactions in the Shares have been effected during the past 60 days by Parent or Purchaser or, to the best of their knowledge, any associate or majority owned subsidiary of Parent or Purchaser, the Company, any pension, profit-sharing or similar plan of Parent or any person listed in Schedule A hereto.

       Except as set forth in this Offer to Purchase, including Schedule B hereto, no purchases of Shares were made by Parent or Purchaser during the past two years.

       Except as set forth in this Offer to Purchase, none of Parent, Purchaser or, to the best of their knowledge, any person listed in Schedule A hereto, is a party to any contract, arrangement, understanding, or relationship with any other person relating, directly or indirectly, to, or in connection with, the Offer with respect to any securities of the Company (including, without limitation, any contract, arrangement, understanding, or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents, or authorizations). Except as described in this Offer to Purchase, there have been no negotiations, transactions or material contacts during the past two years concerning a merger, consolidation, or acquisition, a tender offer for, or other acquisition of, any securities of the Company, an election of directors of the Company, or a sale or other transfer of a material amount of assets of the Company, between Parent or Purchaser or, to the best of their knowledge, any person listed in Schedule A hereto, on the one hand, and the Company or any of its affiliates, on the other hand. Other than in connection with the Public Offering, neither Parent nor Purchaser has made any underwritten public offering of the Shares during the past three years that was (i) registered under the Securities Act of 1933, as amended (the “Securities Act”), or (ii) exempt from registration under the Securities Act pursuant to Regulation A thereunder.

       As of the date hereof, Parent and Purchaser do not know whether or not any executive officer or director of the Company intends to tender Shares owned by them pursuant to the Offer. To the best of Parent’s and Purchaser’s knowledge, none of the Company, its executive officers, directors or affiliates has made any public recommendation with respect to the Offer. As discussed above in “Special Factors — Section 1. Background,” on June 2, 2003, Ribapharm issued a press release stating that its board of directors had not made a decision concerning its response to the Offer.

10.	Related Party Transactions.

       The Company and certain of its affiliates, directors and executive officers have engaged in certain transactions and are parties to certain arrangements with Parent, Purchaser and certain of their affiliates, directors and executive officers. Information regarding these transactions, including the amounts involved, is set forth below and in note 7 to the financial statements included in the Company’s Annual Report to Stockholders on Form 10-K for the fiscal year ended December 31, 2002 and in the section entitled “Intercompany Transactions” in the Definitive Proxy Statement for the Company’s 2003 Annual Meeting of Stockholders. Note 7 and such section of these documents are incorporated by reference in this Offer to Purchase, and copies of these documents may be examined at or obtained from the SEC in the manner set forth below. See “The Offer — Section 7. Certain Information Concerning the Company.”

       Pursuant to the Company’s Amended and Restated Certificate of Incorporation (the “Company Certificate of Incorporation”), any person who was a director, officer, employee or consultant of Parent during the three year period immediately prior to the election at issue, except persons who were directors of the Company immediately following the Public Offering, is not qualified to serve as a director of the Company until the election of directors at the Company’s 2006 annual meeting of stockholders. The Company Certificate of Incorporation also provides that, for so long as Parent beneficially owns at least 50% of the voting power of the then outstanding Common Stock, Parent will have the right to inspect any account, book or document of the Company.

       In July 2001, Parent completed an offering of $525,000,000 of 6 1/2% convertible subordinated notes due 2008 (the “Notes”). In July and August 2002, Parent repurchased $59,410,000 in principal amount of the Notes. The Notes, as they relate specifically to Parent’s obligation, are convertible into Parent’s common stock at a conversion rate of 29.1924 shares per $1,000 principal amount of Notes, subject to adjustment. Upon completion of the Public Offering, the Company became jointly and severally liable for the principal and interest obligations under the Notes. Pursuant to the interdebtor agreement, by and between the Company and Parent originally entered into on July 18, 2001, and amended and restated on April 8, 2002 (the “Interdebtor Agreement”), Parent has agreed to make all interest and principal payments related to the Notes. Notwithstanding the Interdebtor Agreement, to which the holders of the Notes are not parties, the Company remains liable to the holders of the Notes, and the Company is responsible for these payments to the extent Parent defaults under that agreement and does not make these payments. In that event, the Company would have a claim against Parent for any payments Parent does not make. The Company can only amend the Interdebtor Agreement in a manner adverse to it with the approval of holders of a majority of its outstanding shares of Common Stock, excluding shares held by Parent. In the event of a spin-off of the Company, the Notes would be convertible into common stock of both the Company and Parent. The converting note holders would receive Parent’s common stock and the number of shares of the Company’s common stock the note holders would have received had the Notes been converted immediately prior to such spin-off.

       Parent and the Company entered into a registration rights agreement on July 18, 2001 (the “2001 Registration Rights Agreement”) with UBS Warburg LLC that sets forth the terms and conditions upon which Parent and the Company are required to establish registration statements in connection with the Notes. Parent and the Company filed with the SEC, as applicable, registration statements to cover resales of Transfer Restricted Securities (as defined in the 2001 Registration Rights Agreement) by the holders thereof. Parent and the Company will also use their reasonable best efforts to cause any registration statement filed pursuant to the 2001 Registration Rights Agreement to which they are a registrant to remain effective until all of the Notes, ICN Conversion Shares and Ribapharm Conversion Shares, as applicable, cease to be Transfer Restricted Securities.

       The 2001 Registration Rights Agreement imposes customary indemnification and contribution obligations on the Company for the benefit of Parent and any underwriters with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any registration. Parent and the Company have agreed jointly and severally to indemnify and hold harmless each holder of Transfer Restricted Securities covered by any shelf registration statement filed pursuant to the 2001 Registration Rights Agreement and the underwriters, their officers and directors and each person who controls the underwriters from and against losses, claims, damages or liabilities related to alleged material misstatements or omissions. Each holder of Transfer Restricted Securities covered by any shelf registration statement filed pursuant to the 2001 Registration Rights Agreement, severally and not jointly, will indemnify and hold harmless Parent and the Company and each person who controls Parent and the Company from and against losses, claims, damages or liabilities related to alleged material misstatements or omissions. Parent and the Company have agreed to jointly and severally bear all fees and expenses incurred by them in connection with the performance of their obligations under certain provisions of the 2001 Registration Rights Agreement.

       As a result of Parent’s ownership of approximately 80.1% of the Common Stock of the Company, Parent may be deemed to control the Company. Stockholders should be aware that

Parent and Purchaser have certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger. Dr. Kim D. Lamon, the President and Chief Executive Officer of the Company, previously served as a member of the Parent Board until May 23, 2003. Dr. Roberts A. Smith, a member of the board of directors of the Company, was previously an employee of Parent and a member of the Parent Board. During 2002, pursuant to the terms of the Parent 1998 Stock Option Plan, Dr. Smith received approximately $2.1 million in payment for surrender of options to purchase Parent common stock pursuant to the Plan. From August 2002 to January 2003, Mel D. Deutsch, Vice President, General Counsel and Secretary of the Company, provided legal consulting services to Parent, including services related to reviews of regulatory matters and disposals of certain business segments. During the last two years, director’s fees paid to Dr. Lamon in cash totaled $58,750, of which $48,250 was paid to SciPharma Consulting LLC, a company of which Dr. Lamon is president. In addition, he was issued stock options of Parent valued at approximately $69,000 using the Black-Scholes option pricing model. As of June 5, 2003, Drs. Lamon and Smith held options to purchase 11,250 and 81,656 shares of Parent common stock, respectively, with exercise prices ranging from $10.05 to $46.25 per share or an average exercise price of $19.86 per share.

       As part of the settlement of certain litigation with the SEC, Parent is responsible for overseeing the Company’s compliance with various undertakings regarding FDA-related press releases. See “The Offer — Section 8. Certain Information Concerning Purchaser and Parent.”

       On December 22, 2002, Parent entered into an indemnification agreement with Dr. Smith in connection with Parent’s action to remove certain directors of the Company. See “Special Factors — Section 1. Background.”

       On January 22, 2003, Parent, the Company and certain current and former officers and directors entered into a settlement agreement pursuant to which the litigation that had been brought in the Delaware Chancery Court in connection with, among other things, Parent’s removal action was settled. See “Special Factors — 1. Background.”

11.	Certain Transactions Between Parent and the Company.

       Parent provides certain services to the Company, such as office space, human resources, legal, accounting, treasury, tax and information services. Both the Company and Parent continue to make available to each other those personnel who provided administrative and support services to each other prior to the Public Offering. In contemplation of the Public Offering, the Company and Parent entered into a number of agreements for the purpose of defining their relationship after the Public Offering, which are described briefly below.

       Affiliation and Distribution Agreement. Prior to the completion of the Public Offering, Parent entered into an affiliation and distribution agreement (the “Distribution Agreement”) with the Company pursuant to which, among other things, Parent continues to include the Company as a subsidiary for various financial reporting, accounting and other purposes.

       Pursuant to the Distribution Agreement, for as long as Parent owns at least 10% of the Company’s outstanding shares, the Company will not take any action that would have the effect of limiting Parent’s ability to freely sell, pledge or otherwise dispose of shares or limiting the legal rights of, or denying any benefit to, Parent, as a stockholder of the Company, in a manner not applicable to the Company’s stockholders generally. The Company agreed that, until the earlier of the completion of a possible spin-off of the Company or September 30, 2003, the Company would not, without the prior written consent of Parent, issue any shares of capital stock if, after giving effect to those issuances, Parent would cease to own at least 80% of the total combined voting power of the Company’s outstanding capital stock. The Company also agreed that, for the same time period, the Company would not take any action which could cause a spin-off to fail or to fail to qualify as a tax-free spin-off. If, prior to September 30, 2003, Parent becomes ineligible under U.S. tax laws from being able to effect a potential spin-off on a tax-free basis, these restrictions on the Company would not apply.

       After completion of the Public Offering, Parent and the Company, acting through its board of directors, have joint control over the management and direction of all disputes with third parties related to the Company’s rights to ribavirin, including the dispute with Schering related to royalty payments on sales under an indigent patient marketing program and the various litigations against generic manufacturers who filed Abbreviated New Drug Applications seeking to manufacture and sell generic ribavirin in the United States.

       Pursuant to the Distribution Agreement, for so long as Parent is required to include the Company in its consolidated financial statements, the Company has agreed to provide Parent financial information regarding itself, consult with Parent regarding the timing and content of its earnings releases, cooperate fully in connection with Parent’s public filings and to engage PricewaterhouseCoopers LLP as its accountant, unless such engagement is otherwise prohibited by law. Prior to the release or filing thereof, Parent will provide the Company with a draft of any portion of Parent’s public filing containing information relating to the Company, any of the Company’s affiliates or its business and will give the Company an opportunity to review such information and comment thereon; provided that Parent will determine in its sole discretion the final form and content of all of Parent’s public filings. The Company is required to deliver to Parent, as soon as the same are prepared, substantially final drafts of all of the Company’s public filings and also final copies of all of the Company’s public filings; provided that the Company may continue to revise such public filings prior to the filing thereof in order to make corrections and changes which corrections and changes will be delivered to Parent.

       Parent agreed to indemnify the Company and its affiliates against all liabilities arising out of

•	any breach by Parent or its affiliates of the provisions of the Distribution Agreement;

•	any incorrect or incomplete financial information provided by Parent or its affiliates to the Company as required by the Distribution Agreement;

•	any expenses, monetary judgment or settlement incurred in connection with certain SEC litigation, the plea settling a U.S. Attorney’s Office investigation and the dispute involving Parent’s interest in its Yugoslavian joint venture; and

•	any third-party claims relating to Parent’s business and operations, excluding the business and operations Parent contributed to the Company.

       The Company agreed to indemnify Parent and its affiliates against all liabilities arising out of:

•	any breach by the Company or its affiliates of the provisions of the Distribution Agreement;

•	any incorrect or incomplete financial information provided by the Company or its affiliates to Parent as required by the Distribution Agreement; and

•	any third-party claims relating to the Company’s business and operations.

       Line of Credit. Prior to the completion of the Public Offering, Parent agreed to provide the Company with working capital financing which the Company could draw upon until August 31, 2002 pursuant to the Distribution Agreement. As of December 31, 2002, the Company had an outstanding borrowing of $35,000,000 from Parent under the credit facility, payable on or before December 31, 2003, which was required to fund the initial operations of the Company after the Public Offering. Interest is charged based upon LIBOR (1.37% at December 31, 2002) plus 200 basis points. On March 28, 2003, Parent and the Company entered into an amendment to the Distribution Agreement, amending the line of credit facility with Parent, which allows the Company to make draws against the line of credit, if needed, to the extent of cumulative repayments made by the Company, up to a maximum available credit limit of $35,000,000. The amended expiration date of the line of credit is the earlier of December 29, 2005 or the date on which Parent ceases to be the beneficial owner of at least 80% of the issued and outstanding common stock of the Company. Additionally, Parent and the Company agreed as a condition to the amendment, that the Company repay Parent on the date of the amendment the aggregate outstanding principal balance and related accrued interest, without the requirement to comply with a prior notice obligation. Accordingly, on March 28, 2003, the Company repaid principal and interest in the amounts of $35,000,000 and $984,000, respectively.

       Management Services Agreement. Parent and the Company also entered into a management services agreement (the “Services Agreement”) prior to the Public Offering. Under the Services Agreement, Parent provides administrative and corporate support services to the Company on a transitional basis, including human resources, accounting, treasury, tax and information services. Parent charges the Company for these services at its cost, including all out-of-pocket, third-party costs and expenses incurred by Parent in providing the services. If Parent incurs third-party expenses on behalf of the Company as well as another Parent entity, Parent is required to allocate these expenses in good faith between the Company and such other entity. Parent determines this allocation in the exercise of its reasonable judgment.

       The Services Agreement provides for monthly invoicing of service charges. If the invoiced amount is not paid within 60 days following receipt of the invoice, interest is required to be paid at a specified rate, unless the invoiced amount is in dispute. Parent and the Company are required to use reasonable efforts to resolve any disputes promptly.

       The Services Agreement provides that the services provided by Parent be substantially similar in scope, quality and nature to those services provided to the Company prior to the completion of the Public Offering. Parent is also required to provide the services to the Company through the same or similarly qualified personnel, but the selection of personnel to perform the various services is within the sole control of Parent. In addition, Parent is not required to increase materially the volume, scope or quality of the services provided beyond the level at which it performed these services for the Company in the past.

       The Services Agreement provides that Parent may cause any third party to provide any service to the Company that Parent is required to provide, but that Parent will remain responsible for any services it causes to be provided in this manner. Parent is not required to provide any service to the extent the performance of the service becomes impracticable due to a cause outside the control of Parent, which could include natural disasters, governmental actions or similar events of force majeure. Similarly, Parent is not required to provide any service if doing so would require Parent to violate any laws, rules or regulations. The Services Agreement also provides that Parent may provide additional services to the Company upon their mutual agreement. The Company and Parent are required to agree mutually on the terms and costs of these additional services. These additional services may include services that were not provided to the Company prior to the completion of the Public Offering.

       Pursuant to the Services Agreement, the Company has agreed to indemnify and hold harmless Parent, each of its subsidiaries and their directors, officers, agents and employees from any claims, damages and expenses arising out of the services rendered to the Company. This indemnity would not apply to claims, damages or expenses resulting from breach of contract, gross negligence or willful misconduct on the part of Parent or its representatives. In addition, the Company has agreed that these same persons will be liable to it only for any claims, damages or expenses resulting from breach of contract, gross negligence or willful misconduct on their part.

       The Services Agreement commenced prior to the date of the Public Offering and will continue until December 31, 2003. The obligation to provide legal services automatically terminates once Parent’s stock ownership in the Company is less than 50%. The Company may terminate one or more of the services provided under the Services Agreement upon 30 days written notice to Parent if the Company determines at any time that it no longer requires these services. Parent and the Company may, by mutual agreement, provide for the continuation of some services after the termination date. In addition, either Parent or the Company is able to terminate the Services Agreement with respect to one or more of the services provided under the Services Agreement

•	if the other party has failed to perform any material obligation relating to the terminated service; and

•	if the failure continues for a period of 30 days after the other party receives notice of the failure from the terminating party.

       For the year ended December 31, 2002 and the three months ended March 31, 2003, the allocated costs of shared services, excluding rent and interest charges, to the Company from Parent amounted to $2.1 million and $694,000, respectively.

       Confidentiality Agreement. Parent and the Company entered into a confidentiality agreement with respect to confidential and proprietary information, intellectual property and other matters, pursuant to which agreement Parent and the Company have agreed to keep confidential and to cause their affiliates to keep confidential, and not to use for any unauthorized purpose, confidential information regarding the other party. Confidential information includes

•	unpublished technology and know-how;

•	unpublished patent applications; and

•	other confidential or proprietary technical and business information.

Confidential information does not include any information that

•	is already known to the other party from a third-party source;

•	is or becomes publicly known;

•	is received from a third party without any obligations of confidentiality;

•	is independently developed by employees or consultants of the party receiving the information; or

•	is approved for release by the disclosing party.

       Registration Rights Agreement. Prior to completion of the Public Offering, Parent entered into a registration rights agreement (the “Registration Rights Agreement”) with the Company to provide Parent with registration rights relating to the shares of Common Stock held by Parent. These registration rights generally become effective at such time as Parent informs the Company that it no longer intends to proceed with or complete a spin-off, but in no event earlier than September 30, 2003.

       Parent may require the Company to register under the Securities Act all or any portion of the Company’s shares covered by the Registration Rights Agreement on up to six occasions. In addition, the Registration Rights Agreement provides for various piggyback registration rights for Parent. Whenever the Company proposes to register any of its securities under the Securities Act for itself or others, subject to customary exceptions, the Company is required to provide prompt notice to Parent and include in that registration all shares of the Company’s stock which Parent requests to be included. The Registration Rights Agreement sets forth customary registration procedures, including a covenant by the Company to make available its employees and personnel for road show presentations. The Company will pay all registration expenses incurred in connection with the Registration Rights Agreement, other than the underwriting commission. In addition, the Company is required to reimburse Parent for the reasonable fees and disbursements of its outside counsel retained in connection with any registration. The Registration Rights Agreement also imposes customary indemnification and contribution obligations on the Company for the benefit of Parent and any underwriters with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any registration. However, Parent must indemnify the Company for those liabilities resulting from information provided by Parent. The registration rights under the Registration Rights Agreement will remain in effect with respect to the shares covered by the Registration Rights Agreement until

•	those shares have been sold pursuant to an effective registration statement under the Securities Act;

•	those shares have been sold to the public pursuant to Rule 144 under the Securities Act;

•	those shares have been transferred and new certificates delivered, where the new certificates do not bear a legend restricting further transfer and where subsequent public distribution of those shares does not require registration under the Securities Act; or

•	those shares cease to be outstanding.

       Tax Sharing Agreement. The Company continues to be included in Parent’s consolidated federal income tax group and the consolidated federal income tax liability of Parent includes the Company’s federal income tax liability. Prior to completion of the Public Offering, Parent and the Company entered into a tax sharing agreement (the “Tax Sharing Agreement”) pursuant to which the tax amounts to be paid or received by the Company with respect to federal consolidated returns of Parent in which the Company are included generally is determined as though Parent and the Company file separate federal income tax returns. Also, the Company calculates its state and local income taxes taking into account Parent’s worldwide apportionment schedule, where applicable. Under the terms of the Tax Sharing Agreement, Parent is not required to make any payment to the Company for the use of the Company’s tax attributes that come into existence until the Company would otherwise be able to utilize these attributes. Under the Tax Sharing Agreement, Parent will

•	continue to have all the rights of a parent of a consolidated group;

•	have sole and exclusive responsibility for the preparation and filing of consolidated federal and consolidated or combined state, local and foreign income tax returns (or amended returns); and

•	have the power, in its sole discretion, to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund relating to these returns.

       The Company will continue to be included in Parent’s consolidated group for federal income tax purposes for so long as Parent beneficially owns at least 80% of the combined voting power and value of the Company’s outstanding stock. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax Sharing Agreement allocates tax liabilities between Parent and the Company during the period in which the Company is included in Parent’s consolidated group, the Company could be liable in the event that any federal tax liability is incurred, but not paid, by other members of Parent’s consolidated group. As long as the Company is a member of Parent’s consolidated group for federal income tax purposes, Parent will control decisions relating to payment of taxes.

       Under the Tax Sharing Agreement, the Company has made cash payments to Parent of $35.8 million and $27.1 million in 2002 and 2003, respectively.

       The Company’s effective tax rate, reported as though the Company filed a separate federal income tax return, was 36% for 2002. Pursuant to the Services Agreement, and in connection with the tax services provided thereunder, Parent has identified certain opportunities that it believes will benefit the Company such that the Company’s estimated 2003 effective tax rate will be approximately 34%.

       Lease. Under a lease agreement (the “Lease”) entered into with Parent prior to the completion of the Public Offering, the Company leases approximately 61,490 square feet from Parent of its Costa Mesa, California headquarters building. The Lease primarily covers the Company’s second floor research and development facilities in which the Company conducts substantially all of its operations. The Lease has an initial term of five years which the Company can renew at its option for an additional five years. The Company pays Parent rent of $416,667 per month, or $5 million per year, which rent will be adjusted annually based on the Orange County, California consumer price index. In addition, the Company pays Parent the Company’s pro rata portion of facility and central service costs. These costs include utilities, security, parking, building maintenance, cleaning services, insurance premiums and other facility costs. Parent also contributed to the Company all of the equipment and furniture contained in the Company’s facilities. Parent, however, continues to own all of the fixtures in the Company’s facilities and the fixtures are included in the Lease.

       Parent Retention of Rights with Respect to Ribavirin. In conjunction with the contribution by Parent in August 2000 of certain intangible property to the Company, Parent retained perpetual, exclusive and royalty-free rights to certain indications for ribavirin, which were the subject of regulatory approvals. This reservation excludes all indications and forms of ribavirin licensed to Schering. Parent also retains perpetual, exclusive and royalty-free rights with respect to the use of ribavirin in aerosol form for the treatment of bone marrow transplant patients with respiratory syncytial virus.

       Schering Agreement. On November 14, 2000, Parent and the Company entered into an agreement (the “Schering Agreement”) that provides Schering and an affiliate with certain rights to license various products Parent and the Company may develop. Under the terms of the Schering Agreement, Schering has the option to exclusively license on a worldwide basis up to three compounds that Parent or the Company may develop for the treatment of Hepatitis C on terms specified in the Schering Agreement. The option does not apply to LevovirinTM or ViramidineTM. The option is exercisable as to a particular compound at any time prior to the start of Phase II clinical studies for that compound. Once it exercises the option with respect to a compound, Schering is required to take over all developmental costs and responsibility for regulatory approval for that compound. Royalties for such compounds are pre-determined and stated in the Schering Agreement.

       Pursuant to the Schering Agreement, Parent and the Company also granted Schering the right of first/last refusal to license compounds relating to the treatment of infectious diseases (other than Hepatitis C) or cancer or other oncology indications as well as the right of first/last refusal with respect to LevovirinTM and ViramidineTM (collectively, “Refusal Rights”). Parent and the Company must notify Schering if they intend to offer a license or other rights with respect to any of these compounds to a third party. Then, at Schering’s request, Parent or the Company, as the case may be, must negotiate in good faith on an exclusive basis the terms of a mutually acceptable exclusive worldwide license or other form of agreement on commercial terms to be mutually agreed upon. If Parent or the Company cannot reach an agreement with Schering, they are permitted to negotiate a license agreement or other arrangement with a third party. Prior to entering into any final arrangement with the third party, Parent or the Company, as the case may be, must offer substantially similar terms to Schering, which terms Schering has the right to match.

       If Schering does not exercise its option or Refusal Rights as to a particular compound, Parent or the Company may continue to develop that compound or license that compound to other third parties. The Schering Agreement will terminate the later of 12 years from the date of the agreement or the termination of the license agreement, dated July 28, 1995, between Parent and Schering. The Schering Agreement was entered into as part of the resolution of claims asserted by Schering against Parent and the Company, including claims regarding Parent’s alleged improper hiring of former Schering research and development personnel.

       In June 2001, Parent and the Company licensed LevovirinTM to Roche. To date, Schering has not licensed any products (other than ribavirin) from Parent or the Company under the Schering Agreement.

       Parent Guarantee. In connection with Parent’s assignment by way of contribution to the Company of its rights and obligations under (i) a license agreement with Schering, dated July 28, 1995, and (ii) a license agreement with Metabasis Therapeutics, Inc., dated October 1, 2001, Parent irrevocably guaranteed the prompt and full performance as and when due of each of Parent’s obligations under such agreements assigned by way of contribution to the Company. Parent’s guarantee is an absolute, unconditional and continuing guarantee of payment and performance and not of collection.

       Roche Patent Dispute Settlement. On January 6, 2003, Parent, the Company and Roche reached agreement on a settlement of certain patent disputes among the parties. The companies agreed to cease all legal actions worldwide between them regarding ribavirin. Under the settlement, Roche will continue to register and commercialize CopegusTM, its version of ribavirin, globally. The terms of this settlement agreement include a license by the Company of ribavirin to Roche. The license authorizes Roche to make, have made and to sell CopegusTM under the Company’s patents. Roche will pay royalty fees to the Company on all sales of CopegusTM for use in combination therapy with interferon alpha or pegylated interferon alpha-2b beginning in 2003.

THE OFFER

1.     Terms of the Offer.

       Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not withdrawn in accordance with “The Offer — Section 4. Withdrawal Rights.” Parent will provide Purchaser with sufficient funds to purchase all Shares validly tendered and not withdrawn in the Offer. The term “Expiration Date” means 12:00 midnight, New York City time, on Tuesday, July 8, 2003, unless and until Purchaser has extended the period of time during which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, expires.

       The Offer is conditioned upon the satisfaction of the Minimum Condition and the satisfaction or waiver of other conditions discussed in “The Offer — Section 11. Conditions to the Offer.” If such conditions are not satisfied prior to the Expiration Date, Purchaser expressly reserves the right (but will not be obligated), in its sole discretion, subject to complying with applicable law and the rules and regulations of the SEC, to (i) delay acceptance for payment of, or (regardless of whether such Shares were theretofore accepted for payment) payment for, any tendered Shares or decline to purchase any Shares tendered in the Offer and terminate the Offer and return all tendered Shares to the tendering stockholders, (ii) waive any or all conditions to the Offer (other than the Minimum Condition) and, to the extent permitted by applicable law, purchase all Shares validly tendered, (iii) extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension in the manner described below and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain all Shares which have been tendered during the period or periods for which the Offer is extended or (iv) amend the Offer.

       Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules l4d-4(c), 14d-6(d) and 14e-l under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

       If Purchaser is delayed in its payment for the Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in “The Offer — Section 4. Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares which Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer, unless such bidder elects to establish a subsequent offering period (a “Subsequent Offering Period”) and pays for Shares tendered during the Subsequent Offering Period in accordance with Rule 14d-11 under the Exchange Act.

       If Purchaser decreases the percentage of Shares being sought or increases or decreases the consideration to be paid for Shares pursuant to the Offer, such increase or decrease will be applicable to all holders whose Shares are accepted for payment pursuant to the Offer and, if the Offer is scheduled to expire at any time before the expiration of a period of ten business days from, and including, the date that notice of such increase or decrease is first published, sent or given to holders of Shares, the Offer will be extended until the expiration of such ten business day period. If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4(d), l4d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or change in percentage of securities sought, will depend upon the relevant facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the SEC has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of the Offer and that waiver of a material condition is a material change in the terms of the Offer. The release states that an offer should remain open for a minimum of five business days from the date a material change is first published or sent or given to security holders and that, if material changes are made with respect to information that approaches the significance of price and percentage of Shares sought, a minimum of ten business days may be required to allow for adequate dissemination to stockholders and investor response. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

       After the expiration of the Offer, if all the conditions to the Offer have been satisfied or waived (to the extent waivable), pursuant to Rule 14d-11 under the Exchange Act, and subject to certain other conditions, Purchaser may elect, in its sole discretion, to provide a Subsequent Offering Period pursuant to which Purchaser may add a period of between three and twenty business days to permit additional tenders of Shares not tendered during the period of the Offer prior to the Expiration Date. If Purchaser decides to provide for a Subsequent Offering Period, Purchaser will make an announcement to that effect by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. If Purchaser elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, to extend the Subsequent Offering Period by any period or periods, provided that the aggregate of the Subsequent Offering Periods (including extensions thereof) is no more than twenty business days, by giving oral or written notice of such extension to the Depositary. During a Subsequent Offering Period, tendering stockholders will not have withdrawal rights. See “The Offer — Section 4. Withdrawal Rights.”

       A request has been made to the Company for the use of the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to stockholders. Upon compliance by the Company with such request, this Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.     Acceptance for Payment and Payment for Shares.

       Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), and the satisfaction or waiver of all the conditions to the Offer discussed in “The Offer — Section 11. Conditions to the Offer” (if waivable), Purchaser will accept for payment and will pay for all Shares validly tendered on or prior to the Expiration Date and not withdrawn pursuant to the Offer, as soon as practicable after the Expiration Date, provided that the Offer has not been terminated by such date. If there is a Subsequent Offering Period following the Offer, Purchaser will immediately accept and promptly pay for all Shares as they are tendered in the Subsequent Offering Period. Subject to compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for

Shares in order to comply in whole or in part with any applicable law. See “The Offer — Section 13. Certain Legal Matters; Regulatory Approvals.”

       In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures discussed in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

       For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn, if and when Purchaser gives written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or if Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights discussed in “The Offer — Section 1. Terms of the Offer,” the Depositary may, nevertheless retain tendered Shares, on behalf of Purchaser, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in “The Offer — Section 4. Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

       Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment.

       If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure discussed in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

       Purchaser reserves the right to transfer or assign, in whole or in part from time to time, to Parent or any direct or indirect wholly owned subsidiary of Parent, the right to purchase all or any portion of the Shares tendered pursuant to the Offer. Any such transfer or assignment will not relieve Purchaser of its obligations under the Offer in the event of a breach by the transferee and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.     Procedures for Accepting the Offer and Tendering Shares.

       Valid Tenders. In order for a stockholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

       The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation. The Agent’s Message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

       Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below.

       Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

       Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if the (i) Letter of Transmittal is signed by the registered holder of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) Shares are tendered for the account of a firm that is participating in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an “Eligible Institution,” and collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person other than the signatory of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued, in the name of, a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

       Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificate(s) evidencing such stockholder’s Shares are not immediately available, or if such stockholder cannot deliver the Share Certificate(s) and all other required documents to the Depositary prior to the Expiration Date, or if such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

1. such tender is made by or through an Eligible Institution;

2. a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

3. the Share Certificate(s) (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of such Notice of Guaranteed Delivery.

       The Notice of Guaranteed Delivery may be delivered by hand, transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution substantially in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

       In all cases, Shares will not be deemed validly tendered unless a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal is received by the Depositary.

       The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

       Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Parent, Purchaser, the Dealer Manager, the Depositary, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

       Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (including, with respect to any and all other Shares or other securities issued or issuable in respect of such Shares, on or after the date of this Offer to Purchase). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Purchaser will, with respect to the Shares and other securities for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Company’s stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

       The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

       Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold 28% of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders of the Offer Price for Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Non-corporate foreign stockholders should complete and sign a Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. See Instruction 8 of the Letter of Transmittal.

4.     Withdrawal Rights

       Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after Friday, August 8, 2003.

       For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name, address and TIN of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as discussed in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

       If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares and such Shares may not be withdrawn, except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

       All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Parent, Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal nor incur any liability for failure to give any such notification.

       Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date or during the Subsequent Offering Period by following one of the procedures described in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares.”

       No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See “The Offer — Section 1. Terms of the Offer.”

       Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law. If Purchaser is delayed in its acceptance for payment of, or payment for, Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer (including such rights as are discussed in “The Offer — Section 1. Terms of the Offer” and “The Offer — Section 11. Conditions to the Offer”) (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described above.

5.     Certain Federal Income Tax Consequences

       The following is a general summary of certain federal income tax consequences of the Offer and the Merger relevant to a beneficial holder of Shares whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted to cash in the Merger (a “Holder”). This discussion is for general information only and does not purport to consider all aspects of federal income taxation that may be relevant to holders of Shares. The discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect). This discussion applies only to Holders that hold Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) and does not apply to Shares acquired pursuant to the exercise of employee stock options or otherwise as compensation, Shares held as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, or to certain types of Holders (including, without limitation, financial institutions, insurance companies, tax-exempt organizations and dealers in securities) that may be subject to special rules. This discussion does not address the federal income tax consequences to a Holder that, for federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust and does not consider the effect of any state, local, foreign or other tax laws.

EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE SALE OF ITS SHARES, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

       The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign income and other tax laws. For federal income tax purposes, a Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will generally recognize capital gain or loss equal to the difference (if any) between the amount of cash received and the Holder’s adjusted tax basis in Shares sold or surrendered in the Merger. Gain or loss must be determined separately for each block of Shares tendered pursuant to the Offer or surrendered for cash pursuant to the Merger (for example, Shares acquired at the same cost in a single transaction). Such capital gain or loss will be long-term capital gain or loss if the Holder has held such Shares for more than one year at the time of the completion of the Offer or consummation of the Merger. The recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003 reduces the top individual rate on long-term capital gains to 15 percent (5 percent for taxpayers in the lower brackets). The long-term capital gains tax rate changes apply to sales and exchanges (and payments received) on or after May 6, 2003 and before January 1, 2009. There are limitations on the deductibility of capital losses.

       Payments in connection with the Offer or Merger may be subject to “backup withholding” at a rate of 28% unless a Holder of Shares (i) provides a correct TIN (which, for an individual Holder, is the Holder’s social security number) and any other required information, or (ii) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules. A Holder that does not provide a correct TIN may be subject to penalties imposed by the Internal Revenue Service (the “IRS”). Stockholders may prevent backup withholding by completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the Holder’s federal income tax liability, provided that the required information is given to the IRS. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Each Holder should consult its tax advisor as to such Holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption.

6.     Price Range of the Shares; Dividends

       The Shares have been listed and traded on the NYSE since April 2002 under the symbol RNA. The following table sets forth, for each of the fiscal quarters indicated, the high and low closing prices per Share on the NYSE.

	Common
	Stock

	High	Low

Fiscal Year 2002
Second Quarter	$11.85	$8.61
Third Quarter	9.05	3.69
Fourth Quarter	7.00	2.54
Fiscal Year 2003
First Quarter	$7.60	$4.48
Second Quarter (through June 9, 2003)	6.36	3.66

       On May 30, 2003, the last full trading day prior to the public announcement of the Offer, the closing price of the Shares on the NYSE was $5.08 per Share. On June 9, 2003, the last full trading day prior to the commencement of the Offer, the closing sales price of the Shares on the NYSE was $6.28 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

       The Company has never declared nor paid cash dividends on its capital stock and has stated in its public filings that it does not anticipate paying dividends in the foreseeable future.

7.     Certain Information Concerning the Company

       General. The information concerning the Company contained in this Offer to Purchase has been furnished by the Company or has been taken from, or based upon, publicly available documents and records on file with the SEC and other public sources. Neither Parent, Purchaser nor the Information Agent assumes responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information.

       The Company, a Delaware corporation, is a biotechnology company that seeks to discover, develop, acquire and commercialize innovative products for the treatment of diseases with significant unmet medical needs, principally in the antiviral and anticancer areas. The Company’s current research and development program focuses on Hepatitis C, Hepatitis B, cancer and HIV/ AIDS, each of which affects a large number of patients. The Company seeks to capitalize on an extensive library of nucleoside and non-nucleoside analogs and other compounds that has already led to the discovery and development of ribavirin. Ribavirin is an antiviral drug that Schering and Roche currently market in combination with other therapies under license from the Company for the treatment of Hepatitis C in the United States, the European Union, Japan and other countries. Royalties from Schering’s license contributed 100% of the Company’s revenues of $270,265,000 in 2002. Roche’s license of ribavirin was executed in January 2003.

       The Company’s principal offices are located at 3300 Hyland Avenue, Costa Mesa, California 92626 and its telephone number at such address is (714) 427-6236.

       As of the date hereof, (i) to the best of their knowledge, neither Purchaser nor Parent knows whether any executive officer, director or affiliate of the Company intends to tender Shares in the Offer, (ii) none of the Company, its executive officers, directors or affiliates have made any public recommendation with respect to the Offer and (iii) the Company has not made public any appraisal, report or opinion on the fairness of this transaction. On June 2, 2003, the Company issued a press release stating that its board of directors had not made a decision concerning its response to the announcement to commence the Offer. To the best of Purchaser’s or Parent’s knowledge, a majority of the directors of the Company who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders for purposes of preparing a report concerning the fairness of the transaction. The Company, however, has retained Morgan Stanley & Co. Incorporated as its financial advisor to assist it in considering the Offer. The Offer and Merger have not been approved by a majority of the directors of the Company who are not employees of the Company.

       Miscellaneous. For a description of certain business relationships among the Company, Parent and their respective affiliates, see “Special Factors — Section 10. Related Party Transactions” and “Special Factors — Section 11. Certain Transactions Between Parent and the Company.”

       Financial Information. Certain financial information relating to the Company is hereby incorporated by reference to the audited financial statements for the Company’s 2001 and 2002 fiscal years set forth in the Company’s Annual Report to Stockholders on Form 10-K for the fiscal year ended December 31, 2002, beginning on page 34 of such report. Certain financial information relating to the Company is also hereby incorporated by reference to the unaudited balance sheets, comparative year-to-date income statements and related earnings per share data and statements of cash flows for the first quarter of 2003 set forth in the Form 10-Q/ A, beginning on page 2. The reports may be inspected at, and copies thereof may be obtained from, the same places and in the same manner set forth under “Available Information” below.

THE COMPANY

SELECTED FINANCIAL INFORMATION

       The following table sets forth summary historical financial data for the Company as of and for the three months ended March 31, 2003 and 2002 and for each of the years ended December 31, 2002 and 2001.

       This data and the comparative per share data set forth below are extracted from, and should be read in conjunction with, the audited financial statements and other financial information contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 and the unaudited interim financial statements and other financial information contained in the Company’s Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 2003, including the notes thereto. More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial condition and results of operation) and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. The financial statements included as Item 8 in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, and as Item 1 in the Company’s Quarterly Report on Form 10-Q/A for the quarterly period ended on March 31, 2003, are hereby incorporated herein by reference. Copies of such reports and other documents may be examined at or obtained from the SEC and the NYSE in the manner set forth below. See “The Offer — Section 7. Certain Information Concerning the Company.”

	For Three		For Twelve
	Months Ended		Months Ended
	March 31,		December 31,

	2003	2002	2002	2001

Income Statement Data(1)(2)(4)
Revenues	$48,583	$57,001	$270,265	$143,622
Total operating costs and expenses	15,040	8,654	66,283	31,157
Net income	21,036	29,975	129,241	71,978
Basic earnings per share	0.14	0.20	0.86	0.48
Diluted earnings per share	0.14	0.20	0.86	0.48
Balance Sheet Data(3)(4)
Current assets	$163,714		$188,571	$16,228
Non-current assets	10,145		10,504	10,406
Current liabilities	42,184		96,002	5,415
Non-current liabilities	466,297		466,297	—
Total stockholder’s equity (deficit)	(334,622)		(363,224)	21,219
Average shares of common stock outstanding	150,000		150,000	150,000	(2)

Notes to Selected Financial Information

(1)	The statements of income for the period until April 17, 2002 are derived from the historical books and records of Parent and present the results of operations applicable to the Company. For the periods prior to April 17, 2002, the statements of income include corporate allocation of costs between the Company and Parent of shared services (including legal, finance, corporate development, information systems and corporate office expenses). These costs were allocated to the Company on a basis that is considered by management to reflect fairly or reasonably the utilization of services provided to, or benefits obtained by, the Company, such as the square footage, headcount or actual utilization. For the periods subsequent to April 17, 2002, the statements of income include a corporate allocation of costs between the Company and Parent in accordance with the terms of the Services Agreement.

(2)	The Public Offering occurred on April 17, 2002; therefore, per share information as of December 31, 2001 and March 31, 2002 is included for information purposes. Refer to (4) below.

(3)	The balance sheet data as of December 31, 2001 was prepared using the historical basis of accounting and includes all of the assets and liabilities specifically identifiable to the Company.

(4)	The Company’s financial information as of and for the year ended December 31, 2001 and for the three months ended March 31, 2002, as well as for the period until April 17, 2002, does not necessarily reflect what the Company’s financial position or results of operation would have been had the Company operated as a stand-alone public entity, and may not be indicative of future results of operation or financial position.

       Net book value per share, excluding the Notes with respect to which the Company continues to be obligated, is $0.92 as of March 31, 2003.

       Book value per share is not a term defined by generally accepted accounting principles. Book value per share is calculated by dividing stockholders’ equity by the weighted average number of shares of common stock outstanding.

       Available Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company’s stockholders and filed with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s website (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

8.     Certain Information Concerning Purchaser and Parent.

       General. Purchaser is a newly formed Delaware corporation and is a wholly owned subsidiary of Parent. Purchaser was organized in connection with the Offer and the Merger and has not carried on any significant activities other than in connection with the Offer and the Merger. Until immediately prior to the time Shares are purchased pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in any significant activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

       Parent is a Delaware corporation and a research-based global pharmaceutical company that develops, manufactures and distributes a broad range of prescription and non-prescription pharmaceuticals under the ICN brand name. These pharmaceutical products treat viral and bacterial infections, diseases of the skin, neuromuscular disorders, cancer, cardiovascular disease, diabetes and psychiatric disorders.

       The principal offices of each of Purchaser and Parent are located at 3300 Hyland Avenue, Costa Mesa, California 92626. The telephone number for each of Purchaser and Parent at such location is (714) 545-0100.

       The name, citizenship, business address, business telephone number, current principal occupation (including the name, principal business and address of the organization in which such occupation is conducted) and material positions held during the past five years of each of the directors and executive officers of Purchaser and Parent are set forth in Schedule A to this Offer to Purchase.

       Certain Litigation. On August 11, 1999, the SEC filed a civil complaint in the United States District Court for the Central District of California captioned Securities and Exchange Commission v. ICN Pharmaceuticals, Inc., Milan Panic, Nils O. Johannesson and David C. Watt, Civil Action No. SACV 99-1016 DOC (ANx) (the “SEC Complaint”). The SEC Complaint alleged that Parent and the individual named defendants made untrue statements of material fact or omitted to state material facts necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading and engaged in acts, practices, and courses of business which operated as a fraud and deceit upon other persons in violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder. The SEC Complaint concerned public disclosures made by Parent with respect to the status and disposition of Parent’s 1994 New Drug Application for ribavirin as a monotherapy treatment for chronic Hepatitis C (the “NDA”). The FDA did not approve this NDA. The SEC Complaint sought injunctive relief, unspecified civil penalties and an order barring Mr. Panic from acting as an officer or director of any publicly-traded company, which would include Parent.

       In the fall of 2002, counsel for the defendants and the SEC reached an agreement to settle the SEC Complaint as against all defendants. On October 28, 2002, the Commissioners of the SEC voted to approve the settlement and on November 27, 2002, the Court issued final judgments embodying the terms of the settlement with Parent and Mr. Panic. (Settlements with the other defendants were documented separately.)

       The material terms of Parent’s settlement with the SEC are as follows: Parent, without admitting or denying liability, consented to the entry of a consent judgment permanently enjoining Parent from violating Section 10(b) of the Exchange Act and Rule 10b-5, promulgated thereunder. Parent agreed to pay a civil penalty in the amount of $1,000,000 (which has been paid). Parent (and its successors and assigns) consented to various corporate governance undertakings regarding FDA-related press releases (the “Undertakings”). Under the terms of the settlement, responsibility for compliance with the Undertakings by the Company rests with Parent. Thus, Parent oversees and approves all of the Company’s compliance efforts, including, but not limited to, compliance audits and submission of FDA-related press releases to the FDA for prior approval. Because the settlement documents explicitly acknowledged that a “change of control” of Parent occurred as of May 29, 2002, Parent can make an application for termination of the Undertakings (upon a showing of “good cause”) eighteen months after entry of the judgment.

       The Undertakings are as follows: The Parent Board must appoint a three-member committee (the “Committee”) with responsibility to establish policies and procedures regarding issuance of FDA-related press releases in general and to approve the specific contents of each FDA-related press release; Parent must retain a recognized securities lawyer (the “Expert”) to review Parent’s policies and procedures regarding FDA-related press releases, train the Committee, make written recommendations to the Board and the Committee and make yearly reviews of Parent’s FDA-related disclosure polices. The Expert will furnish reports to the Committee and Parent’s internal “Disclosure Compliance Officer,” with copies to the SEC. Parent, upon approval of the Board, will prepare a written policy and/or procedure document regarding FDA-related press releases, with copy to the SEC. Parent will pre-clear all FDA-related press releases with the FDA; the Disclosure Compliance Officer will ensure that pre-clearance takes place; and Parent will provide copies of all FDA-related press releases to the Expert. Any comments by the Expert will be submitted to the Disclosure Compliance Officer, with copies to the SEC; each Board member and Board-appointed officer will attend a course concerning disclosure obligations of public companies, with a refresher course once per year; and Mr. Panic will not be involved in drafting or approving FDA-related press releases. Parent is complying with the Undertakings.

       With respect to Mr. Panic, the settlement provides for an injunction (without admitting or denying liability), a civil penalty of $500,000 and a prohibition against drafting or approving FDA-related press releases for a period of five years. Parent agreed to indemnify Mr. Panic with respect to this penalty.

       On December 17, 2001, Parent pleaded guilty in the United States District Court for the Central District of California ( the “District Court”) to a single felony count for securities fraud for omitting to disclose until February 17, 1995, the existence and content of a letter received from the FDA in late 1994 regarding the not approvable status of Parent’s 1994 NDA. This guilty plea was entered pursuant to a plea agreement with the office of the United States Attorney for the Central District of California (the “Office”) to settle a six-year investigation. Parent paid a fine of $5,600,000 and became subject to a three-year term of probation. The plea agreement provides that the Office will not further prosecute Parent and will not bring any further criminal charges against Parent or any individuals relating to any matters that have been the subject of the investigation and will close its investigation of these matters, except that the plea agreement provides that the Office has not closed its investigation with respect to one former employee of Parent. Parent applied to the District Court in April 2003 for early termination of the probation and the District Court granted the application and entered an order terminating the probation effective April 23, 2003.

       On June 21, 2002, Parent executed a plea agreement (the “Plea Agreement”) with the Office of the U.S. Attorney for the Southern District of Florida. Pursuant to the Plea Agreement, Parent pleaded guilty to a single count of its Biomedical unit failing to certify a shipment of hazardous material and agreed to implement a corporate program to enhance Parent’s continued compliance with laws and regulations and, in particular, the transportation of hazardous materials shipped from its facilities. Parent paid a fine of approximately $40,000. The 1998 shipment giving rise to the plea arrived safely at its destination and did not result in harm to any persons or property, and, furthermore, did not result in any environmental release. In May 2003, Parent accepted an offer by the U.S. Department of State to settle a civil investigation relating to the same facts, without imposition of any fine or disciplinary action.

       Parent is a party to litigation in addition to that described above, and certain of that litigation is described in Parent’s reports filed with the SEC. See “— Available Information.”

       Available Information. Additional information concerning Parent is set forth in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and subsequent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, which reports may be obtained from the SEC in the manner set forth with respect to information concerning the Company. See “The Offer — Section 7. Certain Information Concerning the Company.”

9.     Source and Amount of Funds.

       The Offer is not conditioned upon any financing arrangements. The total amount of funds required by Purchaser to complete the Offer and consummate the Merger, and expected to be incurred by Parent, is estimated to be approximately $168 million plus any related transaction fees and expenses. See “The Offer — Section 14. Fees and Expenses.” Parent intends to use cash on hand to fund the Offer Price for tendered Shares and to pay any related transaction fees.

       No alternative financing plans or arrangements have been made in the event that Parent is unable to obtain sufficient funds in connection with the Offer and the Merger.

10.     Dividends and Distributions.

       The Company has never declared nor paid cash dividends on its capital stock and has stated in its public filings that it does not anticipate paying any cash dividends in the foreseeable future.

However, if, at any time on or after the date hereof, the Company should declare or pay any dividend or other distribution (including, without limitation, the issuance of additional Shares pursuant to a stock dividend or stock split) with respect to the Shares that is payable or distributable to stockholders of record on a date occurring prior to the transfer to the name of Purchaser or its nominees or transferees on the Company’s stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to Purchaser’s rights described in “The Offer — Section 11. Conditions to the Offer,” (i) the purchase price per Share payable by Purchaser pursuant to the Offer will be reduced in the amount of any such cash dividend or distribution and (ii) the whole of any non-cash dividend or distribution (including, without limitation, additional Shares) will be required to be remitted promptly and transferred by each tendering stockholder to the Depositary for the account of Purchaser accompanied by appropriate documentation of transfer. Pending such remittance or appropriate assurance thereof, Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend or distribution, as determined by Purchaser in its sole discretion.

       If, on or after the date hereof, the Company should split the Shares or combine or otherwise change the Shares or its capitalization, then, without prejudice to Purchaser’s rights described under the heading “The Offer — Section 11. Conditions to the Offer,” appropriate adjustments to reflect such split, combination or change may be made by Purchaser in the purchase price and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased.

11.     Conditions to the Offer.

       Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time in its sole discretion, Purchaser will not be required to accept for payment, purchase or pay for, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares (whether or not any Shares theretofore have been accepted for payment or paid for pursuant to the Offer), and may amend or terminate the Offer, if (i) at the Expiration Date the Minimum Condition has not been satisfied or (ii) at any time on or after June 10, 2003 and prior to the time of payment for any such Shares, any of the following events has occurred:

(a) there has not been validly tendered and not withdrawn a sufficient number of Shares such that upon acceptance for payment and payment for the tendered Shares pursuant to the Offer, Parent will, directly or indirectly through Purchaser, own a number of Shares representing at least 90% of the Shares outstanding on a fully diluted basis (as defined in the “Introduction”);

(b) any change (or any condition, event or development involving a prospective change) has occurred or be threatened in the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), cash flows, licenses, franchises, permits, authorizations, operations, results of operations or prospects of the Company which has or might reasonably be expected to have a material adverse effect on the Company (an “Adverse Effect”), or results or might reasonably be expected to result in a material diminution in the value of the Shares or the benefits expected to be derived by Purchaser or Parent as a result of the transactions contemplated by the Offer or the Merger (a “Diminution in Value”); or

(c) there has been threatened or instituted by, or be pending before, any government or governmental authority or agency or other regulatory or administrative agency or commission, whether domestic (local, state or federal), foreign or supranational, court or arbitral panel or any self-regulatory organization (a “Governmental Entity”), any action, proceeding, application, claim or counterclaim or any judgment, ruling, order or injunction sought or any other action taken by any person or entity which (i) challenges the acquisition by Parent or Purchaser of any Shares pursuant to the Offer or the Merger, seeks to restrain, prohibit or delay the making or completion of the Offer or consummation of the Merger, or would otherwise directly or indirectly adversely affect the Offer or the Merger, (ii) seeks to prohibit or limit materially the ownership or operation by the Company, Parent or Purchaser (or any affiliate of Parent) of all or any portion of the business or assets of the Company or of Parent and its affiliates, or to compel the Company, Parent or Purchaser (or any other affiliate of Parent) to dispose of or to hold separate all or any material portion of the business or assets of Parent and its affiliates and subsidiaries taken as a whole or of the Company as a result of the transactions contemplated by the Offer or the Merger, (iii) seeks to impose any material limitation on the ability of the Company, Parent or Purchaser (or any other affiliate of Parent) to conduct their respective businesses or own such assets, (iv) seeks to impose or confirm any material limitation on the ability of Parent or Purchaser (or any other affiliate of Parent) to acquire or hold, or to exercise full rights of ownership of, any Shares, including the right to vote such Shares on all matters properly presented to the stockholders of the Company, (v) seeks to require divestiture by Parent or Purchaser (or any other affiliate of Parent) of any or all of the Shares, (vi) otherwise has or might reasonably be expected to have an Adverse Effect, or results or might reasonably be expected to result in a Diminution in Value, or (vii) seeks to impose any condition to the Offer unacceptable to Parent or Purchaser; or

(d) there has been entered or issued any preliminary or permanent judgment, order, decree, ruling or injunction or any other action taken by any Governmental Entity, whether on its own initiative or the initiative of any other person, which (i) restrains, prohibits or materially delays the making or completion of the Offer or consummation of the Merger, or otherwise directly or indirectly materially and adversely affects the Offer or the Merger, (ii) prohibits or materially limits the ownership or operation by the Company, Parent or Purchaser of all or any material portion of the business or assets of the Company or of Parent and its affiliates taken as a whole, or compels the Company, Parent or Purchaser (or any other affiliate of Parent) to dispose of or to hold separate all or any material portion of the business or assets of Parent and its affiliates and subsidiaries taken as a whole or of the Company as a result of the transactions contemplated by the Offer or the Merger, (iii) imposes any material limitation on the ability of the Company, Parent or Purchaser (or any other affiliate of Parent) to conduct their respective businesses or own such assets, (iv) imposes or confirms any material limitation on the ability of Parent or Purchaser (or any other affiliate of Parent) to acquire or hold, or to exercise full rights of ownership of, any Shares, including the right to vote such Shares on all matters properly presented to the stockholders of the Company, (v) requires divestiture by Parent or Purchaser or any of their affiliates of any or all of the Shares, (vi) otherwise has or might reasonably be expected to have an Adverse Effect, or results or might reasonably be expected to result in a Diminution in Value, or (vii) imposes any condition to the Offer unacceptable to Parent or Purchaser; or

(e) there has been any statute, rule or regulation enacted, promulgated, entered, enforced, or deemed applicable or asserted to be applicable to the Offer or the Merger, or any other action has been taken by any Governmental Entity, that results in, directly or indirectly, any of the consequences referred to in clauses (i) through (vii) of paragraph (c) above; or

(f) there has occurred (i) any general suspension of trading in, or limitation on times or prices for, securities on any U.S. national securities exchange, or in the over-the-counter market, (ii) any extraordinary or material adverse change in the U.S. financial markets generally, including without limitation, a decline of at least 20% in either the Dow Jones average of industrial stocks or the Standard & Poor’s 500 index from June 10, 2003, (iii) any declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) any material limitation by any Governmental Entity or any court that materially affects the extension of credit generally by lenders that regularly participate in the

United States market in loans, (v) any commencement or escalation of war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (vi) a suspension of, or limitation (whether or not mandatory) on, the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States or (vii) in the case of any of the foregoing occurrences existing on or at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

(g) the Company and Purchaser or Parent have reached an agreement or understanding that the Offer be terminated or amended or Parent or Purchaser (or one of their respective affiliates) have entered into a definitive agreement or an agreement in principle to acquire the Company by merger or other business combination, or purchase of Shares or assets of the Company; or

(h) the Company has (i) issued, distributed, pledged, sold or authorized, or proposed the issuance of or distribution, pledge or sale to any person of any (A) shares of its capital stock of any class (including, without limitation, the Shares) or securities convertible into or exchangeable for any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of the Company, (B) other securities in respect of, in lieu of or in substitution for Shares outstanding on June 10, 2003, or (C) debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, (ii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding Shares or other securities, (iii) proposed, recommended, authorized, declared, issued or paid any dividend or distribution on any Shares or any other security, whether payable in cash, securities or other property, (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred, agreed to incur or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (vi) authorized, recommended, proposed or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of assets or securities other than in the ordinary course of business, any material change in its capitalization or business operations, any release or relinquishment of any material contractual or other rights or any comparable event, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced or (vii) entered into or amended any other agreement or otherwise effected any other arrangement with any other party or with its officers or other employees of the Company that might, individually or in the aggregate, have an Adverse Effect or result in a Diminution in Value; or

(i) the Company has amended, or proposed or authorized any amendment to, its certificate of incorporation or by-laws or similar organizational documents or Purchaser has learned that the Company has proposed, adopted or recommended any such amendment which has not previously been publicly disclosed by the Company and also set forth in filings with the SEC; or

(j) a tender or exchange offer for some portion or all of the Shares has been commenced or publicly proposed to be made by another person (including the Company), or it shall have been publicly disclosed or Purchaser has learned that (i) any person (including the Company), entity or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposed to acquire more than five percent of the Shares, or has been granted any option or right, conditional or otherwise, to acquire more than five percent of the Shares, other than acquisitions for bona fide arbitrage purposes and other than acquisitions by persons or groups who have publicly disclosed in a Schedule 13D or 13G (or amendments thereto on file with the SEC) such ownership on or prior to June 10, 2003, (ii) any such person, entity or group who has publicly disclosed any such ownership of more than five percent of the Shares prior to such date has acquired or proposed to acquire additional Shares constituting more than one percent of the Shares, or has been granted any option or right to acquire more than one percent of the Shares, (iii) any such person, entity or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for some portion or all of the Shares or a merger, consolidation or other business combination or sale of assets (other than in the ordinary course of business) with or involving the Company or (iv) any person has filed a Notification and Report Form under the HSR Act (as defined herein) or made a public announcement reflecting an intent to acquire the Company or assets or securities of the Company; or

(k) any change (or any condition, event or development involving a prospective change) has occurred or be threatened in the general economic, financial, currency exchange or market conditions in the United States or abroad that has or might have an Adverse Effect or results or might result in a Diminution in Value; or

(l) the Company has transferred into trust, escrow or similar arrangement any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or shall have entered into with its employees or otherwise affected any additional benefit, employment, severance or similar agreements, arrangements or plans other than in the ordinary course of business, or entered into or amended any agreements, arrangements or plans with an employee or employees so as to provide for increased benefits as a result of or in connection with the transactions contemplated by the Offer or the Merger, which in the sole judgment of Parent in each case with respect to every matter referred to above makes it inadvisable to proceed with the Offer or with the acceptance for payment of, or the payment for, the Shares.

       The foregoing conditions in paragraphs (a) through (l) are for the sole benefit of Parent, Purchaser and their respective affiliates (other than the Company) and may be asserted by Parent or Purchaser regardless of the circumstances (including any action or inaction by Parent or Purchaser) giving rise to any such conditions or may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time in the sole discretion of Parent or Purchaser. The Minimum Condition may not be waived by Parent or Purchaser. The determination as to whether any condition has been satisfied will be made in the sole judgment of Parent and Purchaser and will be final and binding. The failure by Parent or Purchaser at any time to exercise its rights under any of the foregoing conditions will not be deemed a waiver of any such rights and each such right will be deemed an ongoing right which may be asserted at any time or from time to time prior to the Expiration Date of the Offer.

12.	Effect of the Offer on the Market for the Shares; NYSE Quotation; Exchange Act Registration; Margin Regulations.

       Market for the Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and, depending upon the number of Shares so purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or the marketability of, the Shares or whether it would cause future market prices to be greater or less than or the same as the Offer Price.

       Stock Listing. The Shares are listed on the NYSE. After completion of the Offer and depending upon the aggregate market value and the per Share price of any Shares not purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE. According to the NYSE’s published guidelines, the NYSE may delist the Shares if, among other things: (i) the number of total stockholders falls below 400; (ii) the number of total stockholders falls below 1,200 and the average monthly trading volume is less than 100,000 shares (for the most recent 12 months); or (iii) the number of publicly held Shares (exclusive of holdings of officers and directors of the Company and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000. If as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected. According to the Company, as of March 14, 2003, there were approximately 2,911 holders of record of the Shares and 150,000,000 Shares outstanding.

       If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges or through the Nasdaq Stock Market, Inc. or other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or the marketability of, the Shares or whether it would cause future market prices to be greater or lesser than the Offer Price.

       Exchange Act Registration. The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the SEC, if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act may be impaired or eliminated. Purchaser currently intends to seek the delisting of the Shares from the NYSE and to cause the Company to terminate the registration of the Shares under the Exchange Act as soon as practicable after consummation of the Merger if the requirements for such delisting and termination of registration are met.

       Margin Regulations. The Shares are presently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which status has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding stock exchange listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute “margin securities.”

13.     Certain Legal Matters; Regulatory Approvals.

       General. Except as described in this Section 13, based on a review of publicly available filings by the Company with the SEC and a review of certain information furnished by the Company to Parent and Purchaser, neither Parent nor Purchaser is aware of (i) any license or regulatory permit that appears to be material to the business of the Company that might be adversely affected by the acquisition of Shares by Parent or Purchaser pursuant to the Offer, the Merger or otherwise, or (ii) except as discussed herein, any approval or other action by any Governmental Entity that would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer, the Merger or otherwise. Should any such approval or other action be required, Purchaser and Parent presently contemplate that such approval or other action will be sought, except as described below under “State Anti-takeover Statutes.” While Purchaser does not presently believe that any competition waiting period or approval will materially delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer, pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained, or would be obtained without substantial conditions, or that failure to obtain any such approval or other action might not result in consequences materially adverse to the Company’s business or that material parts of the Company’s business might not have to be disposed of, or other substantial conditions complied with, in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment, or pay for, any Shares tendered. See “The Offer — Section 11. Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to governmental actions.

       State Anti-takeover Statutes. A number of states have adopted laws and regulations applicable to offers to acquire shares of corporations that are incorporated or have substantial assets, stockholders and/or a principal place of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Statute, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corp. v. Dynamics Corp. of America,however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions, in particular, that the corporation has a substantial number of stockholders in and is incorporated under the laws of such state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma takeover statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

       The Company is incorporated under the laws of the state of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder, unless special requirements are met or certain exceptions apply. Section 203 does not apply to a Delaware corporation that opts out of its application or to any stockholder which became an interested stockholder at a time when the corporation was not publicly held. Because the Company has opted out of Section 203 in its certificate of incorporation and Parent owned all the outstanding stock of the Company prior to the Public Offering in April 2002, Parent and Purchaser do not believe that Section 203 would apply to the Merger.

       The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Parent and Purchaser do not believe that the anti-takeover laws and regulations of any state other than the State of Delaware will by their terms apply to the Offer or the Merger, and, except as discussed above with respect to Section 203, neither Parent nor Purchaser has attempted to comply with any state anti-takeover statute or regulation. Parent and Purchaser reserve the right to challenge the applicability or validity of any state law or regulation purporting to apply to the Offer or the Merger, and neither anything in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of such right. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer or the Merger, Parent or Purchaser might be required to file certain information with, or to receive approval from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in completing the Offer. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or completing the Offer and consummating the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered in the Offer. See “The Offer — Section 11. Conditions to the Offer.”

       Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is not subject to such requirements because Parent currently owns in excess of 50% of the issued and outstanding Common Stock of the Company.

       The FTC and the DOJ frequently scrutinize the legality of mergers and acquisitions under U.S. Antitrust Laws (as defined herein) of transactions such as Purchaser’s acquisition of Shares pursuant to the Offer and the Merger. At any time before or after Purchaser’s acquisition of Shares, the DOJ or the FTC could take such action under U.S. Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Parent or its subsidiaries. Private parties, as well as state governments, may also bring legal action under U.S. Antitrust Laws under certain circumstances. Parent and Purchaser believe that the acquisition of Shares by Purchaser will not violate U.S. Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See “The Offer — Section 11. Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

       As used in this Offer to Purchase, “U.S. Antitrust Laws” means and includes the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

       Parent and the Company conduct operations in a large number of other jurisdictions throughout the world, where other antitrust filings or approvals may be required or advisable in connection with the completion of the Offer and the Merger. Parent and Purchaser currently intend to make filings or seek approvals in certain other jurisdictions if necessary; however, Parent and Purchaser do not expect such filings or approvals to materially delay the completion of the Offer or the consummation of the Merger. Parent and Purchaser believe that the transactions contemplated hereby should be approved without any conditions in all countries, if any, where approval is required. However, it cannot be ruled out that any foreign antitrust authority might seek to require remedial undertakings as a condition to its approval.

       Federal Reserve Board Regulations. Regulations T, U and X (the “Margin Regulations”) of the Federal Reserve Board restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the Shares, if the credit is secured directly or indirectly by margin stock. Such secured credit may not be extended or maintained in an amount that exceeds the maximum loan value of all the direct and indirect collateral securing the credit, including margin stock and other collateral. Parent and Purchaser will ensure that the financing of the acquisition of the Shares will be in compliance with the Margin Regulations.

       Stockholder Litigation. Individual stockholders filed seven purported class action complaints in the state courts of Delaware and California in early June 2003, following Parent’s announcement of the Offer. The complaints name as defendants Parent, the Company, the Company’s chairman of the board, Daniel J. Paracka, and the Company’s individual directors, namely Roberts A. Smith, Gregory F. Boron, Santo J. Costa, Andre C. Dimitriadis and James J. Pieczynski. One complaint further names as a defendant the Company’s President and Chief Executive Officer, Dr. Kim D. Lamon. The plaintiffs purport to bring their actions on behalf of themselves and all stockholders of the Company (excluding defendants and all persons or entities related to or affiliated with any of the defendants).

       The complaints allege that Parent breached its fiduciary obligations to the public stockholders of the Company by, among other things, failing to offer a fair purchase price and failing to provide adequate procedural safeguards for the Company’s stockholders. The complaints further allege that the individual defendants breached their fiduciary duties and their duties of loyalty, due care and candor by not adequately protecting the interests of the Company’s public stockholders. Plaintiffs seek to enjoin Parent from proceeding with the proposed transaction or, alternatively if the transaction is consummated, to rescind the transaction and obtain monetary damages. Plaintiffs further request an accounting for all damages, profits and special benefits obtained by defendants, as well as an award of all costs, fees and expenses incurred by plaintiffs.

14.     Fees and Expenses.

       Parent has engaged Goldman, Sachs & Co. to act as Dealer Manager in connection with the Offer and Goldman, Sachs & Co. has provided certain financial advisory services to Parent in connection with the acquisition of the Company. Parent will pay Goldman, Sachs & Co. customary compensation for such services in connection with the Offer and the Merger. Parent has agreed to reimburse Goldman, Sachs & Co. for all reasonable out-of-pocket fees, expenses and costs, including reasonable fees and expenses of legal counsel, and to indemnify Goldman, Sachs & Co. and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

       Purchaser and Parent have retained Georgeson Shareholder Communications Inc. to serve as the Information Agent and American Stock Transfer & Trust Company to serve as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by personal interview, mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders. Each of the Information Agent and the Depositary will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities in connection with their services, including certain liabilities and expenses under the federal securities laws.

       Except as discussed above, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person or entity in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

       The following is an estimate of fees and expenses to be incurred by Parent and Purchaser in connection with the Offer:

Financial Advisor/ Dealer Manager	$5,000,000
Advertising	140,000
Filing	14,000
Depositary/ Transfer Agent	16,000
Information Agent (including mailing)	30,000
Legal, Printing and Miscellaneous	1,650,000
Accounting Fees	50,000

Total	$6,900,000

       In addition, the Company will incur its own fees and expenses in connection with the Offer. The Company will not pay any of the fees and expenses to be incurred by Parent and Purchaser.

15.     Miscellaneous.

       The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to the holders of Shares other than Parent and its subsidiaries. Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state.

       NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PARENT OR PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

       Purchaser and Parent have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with all exhibits thereto, furnishing certain additional information with respect to the Offer, which includes the information required by Schedule 13e-3. Such Schedule TO and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the same manner described in “The Offer — Section 7. Certain Information Concerning the Company — Available Information.”

Rx Acquisition Corporation

June 10, 2003

SCHEDULE A

INFORMATION CONCERNING DIRECTORS AND

EXECUTIVE OFFICERS OF PURCHASER AND PARENT

       1.     Directors and Executive Officers of Purchaser. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Purchaser. Unless otherwise indicated, each such person is a citizen of the United States of America, and the business address of each such person is c/o Rx Acquisition Corporation, 3300 Hyland Avenue, Costa Mesa, California 92626. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Unless otherwise indicated and except with respect to Purchaser, which was formed on May 30, 2003, each such person has held his or her present occupation as set forth below for the past five years.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Robert W. O’Leary	Mr. O’Leary is President of Purchaser and a member of its Board of Directors. Mr. O’Leary has been the Chairman and Chief Executive Officer of Parent since June 19, 2002. Mr. O’Leary has been the Chairman and Chief Executive Officer of the Sagamore Group, a firm specializing in spin-offs and corporate reorganizations in the service sector, since March 2001. From July 2000 until October 2000, Mr. O’Leary was President and Chief Executive Officer of PacifiCare Health Systems, Inc., a managed health services company. Mr. O’Leary was Former Chairman and Chief Executive Officer of Premier Inc., a strategic alliance of not-for-profit health care and hospital systems from January 1996 to August 1998, and continued to serve as Chairman from September 1998 to June 2000. From July 1991 to February 1995, Mr. O’Leary was Chairman and Chief Executive Officer of American Medical International, Inc. (AMI), an international hospital management company.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Timothy C. Tyson	Mr. Tyson is a member of the Board of Directors of Purchaser. Mr. Tyson has been President and Chief Operating Officer of Parent since November of 2002. Mr. Tyson served as President of Global Manufacturing and Supply for GlaxoSmithKline plc from June 1998 to November 2002. From 1994 to 1998, Mr. Tyson served as Vice-President and General Manager of Marketing and Business Operations for Glaxo Wellcome. He was a member of the GlaxoSmithKline Corporate Executive Committee.
Bary G. Bailey	Mr. Bailey is Vice President and Treasurer of Purchaser and a member of its Board of Directors. Mr. Bailey has been Executive Vice President and Chief Financial Officer of Parent since December of 2002. Mr. Bailey served as Executive Vice President, Pharmacy and Technology, of PacifiCare Health Systems, Inc., a managed health services company, from 2000 to 2002. From 1995 to 2000, he was Executive Vice President and Chief Financial Officer of Premier, Inc.
Gregory Keever	Mr. Keever is Vice President and Secretary of Purchaser. Mr. Keever has been Executive Vice President and Special Counsel to the Chairman of Parent since May 2003. Mr. Keever served as Executive Vice President, General Counsel and Secretary of Parent from July 2001 until May 2003. Mr. Keever has also been of counsel and a partner at the law firm of Coudert Brothers since 1997.
Christina de Vaca	Ms. de Vaca is the Assistant Secretary of Purchaser. Ms. de Vaca joined Parent in May 2003 as Vice President & Secretary. Ms. de Vaca served as Vice President at Premier, Inc. in its Group Purchasing Services Division from 2002 to 2003 and as Vice President of Premier’s Supplier Innovation Program from 2000 to 2002. She previously served in the capacity of director within Premier’s alternate site program from 1999 to 2000 and as the company’s Corporate Secretary from 1995 through 1998.

       2.     Directors and Executive Officers of Parent. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Parent. Unless otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is c/o ICN Pharmaceuticals, Inc., 3300 Hyland Avenue, Costa Mesa, California 92626. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Robert W. O’Leary	Mr. O’Leary has been the Chairman and Chief Executive Officer since June 19, 2002. Mr. O’Leary has been the Chairman and Chief Executive Officer of the Sagamore Group, a firm specializing in spin-offs and corporate reorganizations in the service sector, since March 2001. From July 2000 until October 2000, Mr. O’Leary was President and Chief Executive Officer of PacifiCare Health Systems, Inc., a managed health services company. Mr. O’Leary was Former Chairman and Chief Executive Officer of Premier Inc., a strategic alliance of not-for-profit health care and hospital systems from January 1996 to August 1998, and continued to serve as Chairman from September 1998 to June 2000. From July 1991 to February 1995, Mr. O’Leary was Chairman and Chief Executive Officer of American Medical International, Inc. (AMI), an international hospital management company.
Edward A. Burkhardt	Mr. Burkhardt is a member of the Board of Directors.
Rail World Inc. 8600 Bryn Mawr Ave. #500N Chicago, IL 60631-3579	Mr. Burkhardt has been the President of Rail World, Inc. since August 1999. From 1987 through August 1999, Mr. Burkhardt held a number of positions with Wisconsin Central Transportation Corporation, including Chairman, President, and Chief Executive Officer.
Ronald R. Fogleman	General Fogleman is a member of the Board of Directors.
Durango Aerospace, Inc. 406 Snowcap Lane Durango, CO 81301	General Fogleman, United States Air Force (Retired), has been the President and Chief Executive Officer of Durango Aerospace, Inc., since 1998. Prior to joining Durango Aerospace, General Fogleman, who retired from the United States Air Force in September 1997, served as Chief of Staff to the United States Air Force from 1994 until 1997.
Robert A. Ingram	Mr. Ingram is a member of the Board of Directors.
GlaxoSmithKline P.O. Box 13398 Five Moore Drive Research Triangle Park, NC 27709-3398	Mr. Ingram has been the Vice Chairman — Pharmaceuticals of GlaxoSmithKline plc, since January of 2003. Mr. Ingram was the Chief Operating Officer and President, Pharmaceutical Operations of GlaxoSmithKline plc from January 2001 to January 2003. He was Chief Executive of Glaxo Wellcome plc from October 1997 to December 2000 and Chairman of Glaxo Wellcome Inc., Glaxo Wellcome plc’s U.S. subsidiary, from January 1999 to December 2000. Mr. Ingram was Chairman, President and Chief Executive Officer of Glaxo Wellcome plc from October 1997 to January 1999.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Richard H. Koppes	Mr. Koppes is a member of the Board of Directors.
Jones Day 2150 River Plaza Dr. #170 Sacramento, CA 95833	Mr. Koppes has been of Counsel to the law firm of Jones, Day, Reavis & Pogue since 1996, and is Co-Director of Executive Education Programs at Stanford University School of Law. Mr. Koppes served as a principal of American Partners Capital Group, Inc., a venture capital and consulting firm, from August 1996 to December 1998. From May 1986 through July 1996, Mr. Koppes held several positions with the California Public Employees’ Retirement System (CalPERS) including General Counsel, Interim Chief Executive Officer and Deputy Executive Officer. Mr. Koppes has been a member of the Council of Institutional Investors for the past sixteen years. He has also been an officer of the National Association of Public Pension Attorneys (NAPPA) for the past eight years.
Lawrence N. Kugelman	Mr. Kugelman is a member of the Board of Directors.
c/o ICN Pharmaceuticals, Inc. 3300 Hyland Avenue Costa Mesa, CA 92626	Mr. Kugelman is a healthcare consultant and private investor. From 1995 through 1996, Mr. Kugelman was President, Chief Executive Officer, and Director of Coventry Health Care, Inc., a managed care organization.
Steven J. Lee	Mr. Lee is a member of the Board of Directors.
SL Consultants Inc. 112 Farm Rd. — P.O. Box 429 Sherborn, MA 01770	Mr. Lee is the President of SL Consultants Inc., a private investment firm. Mr. Lee was the founder, Chairman and Chief Executive Officer of PolyMedica Corporation, a national provider of specialty medical products and services, from June 1996 to August 2002. He remained as the Chairman of PolyMedica until December 2002.
Theodose Melas-Kyriazi	Mr. Melas-Kyriazi is a member of the Board of Directors.
Thermo Electron Corp. 81 Wyman Street Waltham, MA 02454-9046	Mr. Melas-Kyriazi has been Chief Financial Officer of Thermo Electron Corporation since January 1999. Mr. Melas-Kyriazi was Vice President of Thermo Electron Corporation since 1998, and Treasurer of Thermo Electron Corporation and all of its publicly traded subsidiaries from 1988 to 1994. Mr. Melas-Kyriazi is a citizen of Greece.
Randy H. Thurman	Mr. Thurman is a member of the Board of Directors.
VIASYS Healthcare Inc. Millennium III 227 Washington St., Suite 200 Conshohocken, PA 19428	Mr. Thurman has been the Chairman and Chief Executive Officer of Viasys Healthcare Inc., a provider of medical equipment and systems to the healthcare industry, since April 2001. From July 1997 to April 2001, Mr. Thurman served as Chairman and Chief Executive Officer of Strategic Reserves LLC, a privately held company he founded to provide funding and strategic direction to healthcare technology companies.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Bary G. Bailey	Mr. Bailey has been Executive Vice President and Chief Financial Officer since December of 2002. Mr. Bailey served as Executive Vice President, Pharmacy and Technology, of PacifiCare Health Systems, Inc., a managed health services company, from 2000 to 2002. From 1995 to 2000, he was Executive Vice President and Chief Financial Officer of Premier, Inc.
Gregory Keever	Mr. Keever has been Executive Vice President and Special Counsel to the Chairman since May 2003. Mr. Keever served as Executive Vice President, General Counsel, and Secretary from July 2001 until May 2003. Mr. Keever has also been of counsel and a partner at the law firm of Coudert Brothers since 1997.
Bill A. MacDonald	Mr. MacDonald has been Executive Vice President, Strategic Planning since 1992. From 1987 until 1992, he was Senior Vice President, Taxes and Corporate Development. From 1983 until 1987, he was Vice President, Taxes and Corporate Development of Parent. From 1982 until 1983, he was Director of Taxes.
Eileen C. Pruette	Ms. Pruette has been Executive Vice President, General Counsel and Secretary of Parent since May 2003. Ms. Pruette served as Vice President, U.S. Legal, and Global Intellectual Property for Sony Ericsson Mobile Communications, a joint venture of Sony Corporation and Telefonaktiebolaget LM Ericsson, from its formation in October 2001 until joining Parent. From 1998 to 2001, she served as General Counsel for the mobile handset division of Ericsson Inc.
Timothy C. Tyson	Mr. Tyson has been President and Chief Operating Officer since November of 2002. Mr. Tyson served as President of Global Manufacturing and Supply for GlaxoSmithKline plc from June 1998 to November 2002. From 1994 to 1998, Mr. Tyson served as Vice-President and General Manager of Marketing and Business Operations for GlaxoWellcome. He was a member of the GlaxoSmithKline Corporate Executive Committee.
Christina de Vaca	Ms. de Vaca has been Vice President, Corporate Governance & Secretary of Parent. Ms. de Vaca served as Vice President at Premier, Inc. in its Group Purchasing Services Division from 2002 to 2003 and as Vice President of Premier’s Supplier Innovation Program from 2000 to 2002. She previously served in the capacity of director within Premier’s alternate site program from 1999 to 2000 and as the company’s Corporate Secretary from 1995 through 1998.

SCHEDULE B

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

       The following table sets forth (i) the current ownership of Shares by Parent, Purchaser and their respective directors and officers, (ii) the purchases of Shares by the respective directors and officers of Parent and Purchaser during the past sixty days and (iii) the purchases of Shares by Parent and Purchaser during the past two years.

Securities Ownership

			Securities	Securities
			Transactions for	Transactions for
Filing Person	Number	Percent	Past 60 Days	Past Two Years

ICN Pharmaceuticals, Inc.
3300 Hyland Avenue
Costa Mesa, CA 92626	120,100,000	80.07	–	–
Individual officers and directors of ICN Pharmaceuticals, Inc.	–	–	–	–
All directors and officers of ICN Pharmaceuticals, Inc. as a group	–	–	–	–
Rx Acquisition Corporation
3300 Hyland Avenue
Costa Mesa, CA 92626	–	–	–	–
Individual officers and directors of Rx Acquisition Corporation	–	–	–	–
All directors and officers of RX Acquisition Corporation as a group	–	–	–	–

B-1

SCHEDULE C

SECTION 262 OF THE GENERAL CORPORATION LAW

OF THE STATE OF DELAWARE

       (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

       (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

       (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

       (d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

       Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, Share Certificates and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary, at the applicable address set forth below:

The Depositary for the Offer is:

American Stock Transfer & Trust Company

By Mail:	By Facsimile Transmission:	By Hand or Overnight Courier:
American Stock Transfer & Trust Company 59 Maiden Lane Plaza Level New York, NY 10038	(718) 234-5001 To Confirm Facsimile Transmissions: (For Eligible Institutions Only) (718) 921-8200	American Stock Transfer & Trust Company 59 Maiden Lane Plaza Level New York, NY 10038

       Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the other tender offer materials may be directed to the Information Agent at its address and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor

New York, New York 10004
Banks & Brokers Call Collect: (212) 440-9800
All Others Call Toll Free: (800) 965-5215

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

85 Broad Street
New York, New York 10004
Call Collect: (212) 902-1000
Call Toll Free: (800) 323-5678